Exhibit 99.1

看準科技有限公司
KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

（於開曼群島註冊成立以同股不同權控制的有限責任公司）

Stock Code 股份代號：2076

ANNUAL REPORT
2024
年度報告



CONTENTS



COMPANY INFORMATION

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬)
  (Founder, Chairman and Chief Executive Officer)
Mr. Yu Zhang (張宇)
Mr. Xu Chen (陳旭)
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Mengyuan Dong (董夢媛)
  (appointed with effect from May 21, 2024)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

AUDIT COMMITTEE

Ms. Mengyuan Dong (董夢媛) *(Chairperson)*
  (appointed with effect from May 21, 2024)
Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

COMPENSATION COMMITTEE

Mr. Yonggang Sun (孫永剛) *(Chairperson)*
Ms. Mengyuan Dong (董夢媛)
  (appointed with effect from May 21, 2024)
Mr. Peng Zhao (趙鵬)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

NOMINATION COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Mr. Peng Zhao (趙鵬)

CORPORATE GOVERNANCE COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Ms. Mengyuan Dong (董夢媛)
  (appointed with effect from May 21, 2024)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

JOINT COMPANY SECRETARIES

Ms. Huaiyuan Liang (梁懷元)
Mr. Wing Yat Christopher Lui (呂穎一)
  (appointed with effect from August 28, 2024)
Ms. Mei Ying Ko (高美英)
  (resigned with effect from August 28, 2024)

AUTHORISED REPRESENTATIVES

Mr. Yu Zhang (張宇)
Mr. Wing Yat Christopher Lui (呂穎一)
  (appointed with effect from August 28, 2024)
Ms. Mei Ying Ko (高美英)
  (resigned with effect from August 28, 2024)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

21/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing
100020, People's Republic of China

COMPANY INFORMATION

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1918, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank, Beijing
Taiyanggong branch
No. 21, Taiyanggong South Street
Chaoyang District
Beijing
China

STOCK SHORT NAME

BOSS ZHIPIN-W

STOCK CODES

HKEX Stock Code: 2076
Nasdaq Stock Ticker: BZ

COMPANY WEBSITE

https://ir.zhipin.com/

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2023	2024	Change (%)
	(RMB in thousands, except percentages)		
Revenues	5,952,028	**7,355,677**	23.6%
Income from operations	580,971	**1,172,946**	101.9%
Income before income tax expenses	1,221,789	**1,832,660**	50.0%
Net income	1,099,218	**1,567,026**	42.6%
Adjusted net income (non-GAAP financial measure)	2,156,185	**2,710,711**	25.7%

Non-GAAP Financial Measure

In addition to net income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the Year Ended December 31,	
	2023	2024
	(RMB in thousands)	
Net income	1,099,218	**1,567,026**
Add: Share-based compensation expenses	1,056,967	**1,143,685**
Adjusted net income (non-GAAP financial measure)	2,156,185	**2,710,711**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

For the year ended December 31, 2024, our average MAU reached 53.0 million, representing a 25.3% increase from 42.3 million for the year ended December 31, 2023. Our average DAU/MAU for the year ended December 31, 2024 achieved 24.8%. We have not only reinforced our market leadership but also validated the success of our strategy to penetrate diverse user segments, as evidenced by the growing proportion of blue-collar workers, users from lower-tier cities, and small-to-medium enterprise clients, underscoring our sustained growth potential.

The steady expansion of our user base is a result of our targeted focus on diverse user profile. The manufacturing sector achieved a decent growth in 2024, fueled by enhanced blue-collar service capabilities. Through years of exploration in manufacturing ecosystem, we have built a robust four-party collaboration framework involving our platform, human resource agencies, factories, and workers. Supported by a rigorous verification system, this framework ensures the authenticity and security of information on our platform, attracting high-quality manufacturing human resource agencies, and driving rapid growth in the blue-collar user base. Additionally, leveraging strategic acquisitions and innovations, we are gradually building service capabilities for end-to-end solutions, from job matching to onboarding support. Furthermore, by providing comprehensive recruitment solutions, including employer branding and campus and social recruitment, to state-owned enterprises and large and medium-sized businesses, we have diversified our client portfolio while delivering high-quality job opportunities, enabling efficient matching and mutual growth for employers and talent alike.

To address the diverse needs of our user base, we continuously refined and introduced targeted services and commercial products. For blue-collar users, we simplified registration and verification processes and improved job recommendations through visual formats like videos and images, boosting conversion rates. For users with varying levels of experience, such as graduate students and entry-level white-collar users, we enhanced our recommendation algorithms to deliver more comprehensive and more professional job suggestions to improve their job-seeking achievements. In the monetization front, we are gradually exploring service models closer to results, for instance, for companies with bulk recruitment needs, we offer solutions charging based on the number of mutual achievements reached. To address the recruitment needs for high-end talent, we offer advanced services, such as facilitating feedback from potential candidates, on top of our job-to-candidate matching.

Technology remains at the core of our competitive edge. In 2024, key metrics like platform matching efficiency continued to improve. Our proprietary large language model, "Nanbeige," became the first artificial intelligence model in China's recruitment industry which completed the "Interim Measures for the Management of Generative AI Services" filing. We are also actively exploring AI's potential application to enhance operational efficiency and elevate user experiences. For instance, we offer AI-powered resume polishing, AI-facilitated job recommendations and searches, and AI interview simulations to job seekers. For enterprise users, our AI-enhanced job descriptions make roles more appealing to candidates, while AI assistants effectively improve communication efficiency.

BUSINESS REVIEW AND OUTLOOK

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman, and Chief Executive Officer of the Company, commented, "Over the past year, we have remained steadfast in our user-first principle, enhancing product capabilities and service efficiency through technological empowerment while deepening our understanding of user needs. Amidst a fluctuant industry environment, our user-centric growth strategy has driven structural business progress, achieving dual improvement in both revenue and profitability. Technological capability and innovation remain our core DNA. By integrating our proprietary model "Nanbeige", the first recruitment-specific large language model, and the deployment of DeepSeek, we have successfully launched a series of AI powered products and solutions, including AI agent, for both job seekers and recruiters. These advancements position us at the vanguard of exploring frontier AI applications that are reshaping the future of online recruitment."

Mr. Phil Yu Zhang, Chief Financial Officer, added, "We are pleased to achieve solid sets of financial result. In 2024, our revenues grew by 23.6% year over year, propelled by sustained, high-quality user growth, and enhanced monetization capabilities through continuous service innovation. Notably, our adjusted operating margin reached a new record high of 31.5%, benefiting from strong operating leverages brought by our effective business model, improved marketing and operation efficiency."

Our Platform

We are a China's leading recruitment platform, revolutionizing traditional hiring by delivering a data-powered, intelligent-driven experience. Powered by AI and big data, our platform continuously enhances matching precision, recruitment efficiency, and user engagement quality. As a go-to platform, for job seekers, we deliver curated opportunities with actionable insights; for enterprise users, we enable efficient candidate matching, faster hires and data-driven recruitment experiences.

Our innovative "Direct Recruitment Model" authentically replicates real-world hiring scenarios through four transformative innovations: transitioning from PC-based to mobile-based platforms, replacing keyword searches with dynamic multi-dimensional recommendation, evolving from one-way applications to two-way real-time communication, and advancing from fragmented data to insightful workforce and recruitment demand intelligence.

This model redefines connections between job seekers and enterprise users, delivering measurable value enhancement throughout the entire recruitment and job-seeking process.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

- ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

- ***For job seeker*** We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

BUSINESS REVIEW AND OUTLOOK

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion. We also leverage advanced AI capabilities to increase efficiency and streamline operations.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Share Repurchase Program

The Board has authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which the Company may additionally repurchase up to US$150 million of its shares (including in the form of ADSs), in a sign of confidence about the Company's continued growth in the future. This share repurchase program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024, also for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

Marketing Campaign of Paris 2024 Olympic Games and UEFA Euro 2024

We launched marketing campaigns for both the Paris 2024 Olympic Games and UEFA Euro 2024. These high-profile and widely viewed events strengthened our brand awareness.

Business Outlook

In 2025, we will remain committed to our user-centric approach, continuously focusing on business growth, technology innovation, and service expansion.

First, sustaining rapid user growth and enhancing user experience will remain our top priority. We will streamline service processes and refine personalized product designs to meet the unique needs of blue-collar, white-collar, and other user segments. Commercially, we will deepen our understanding of enterprise clients' diverse recruitment needs, offering customized and innovative solutions while expanding our service offerings.

Second, in technology, we will accelerate the integration of AI into our products and services and explore the application of large language models to improve job-matching efficiency.

Third, we will continue to deepen our exploration of results-oriented service, such as expanding monetization based on results across more industries, and accumulating closed-loop data, injecting new momentum into our sustainable growth.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the year ended December 31,	
	2023	**2024**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	5,889,101	**7,270,026**
Others	62,927	**85,651**
Total revenues	5,952,028	**7,355,677**
Operating cost and expenses		
Cost of revenues[1]	(1,059,861)	**(1,239,712)**
Sales and marketing expenses[1]	(1,991,226)	**(2,073,052)**
Research and development expenses[1]	(1,543,568)	**(1,815,809)**
General and administrative expenses[1]	(811,787)	**(1,093,949)**
Total operating cost and expenses	(5,406,442)	**(6,222,522)**
Other operating income, net	35,385	**39,791**
Income from operations	580,971	**1,172,946**
Interest and investment income, net	606,757	**625,282**
Foreign exchange gain/(loss)	1,088	**(68)**
Other income, net	32,973	**34,500**
Income before income tax expenses	1,221,789	**1,832,660**
Income tax expenses	(122,571)	**(265,634)**
Net income	1,099,218	**1,567,026**

MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1)   Share-based compensation expenses were allocated as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Cost of revenues	46,395	**43,332**
Sales and marketing expenses	262,431	**280,668**
Research and development expenses	418,769	**421,411**
General and administrative expenses	329,372	**398,274**
Total	1,056,967	**1,143,685**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 23.6% from RMB5,952.0 million in 2023 to RMB7,355.7 million in 2024. This increase was primarily driven by the paid enterprise user growth. In particular, revenues from online recruitment services to enterprise customers increased by 23.4% from RMB5,889.1 million in 2023 to RMB7,270.0 million in 2024. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, increased by 36.2% from RMB62.9 million in 2023 to RMB85.7 million in 2024.

Cost of Revenues

Our cost of revenues increased by 17.0% from RMB1,059.9 million in 2023 to RMB1,239.7 million in 2024, primarily due to increases in server and bandwidth cost, payment processing cost and cost related to other businesses.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 4.1% from RMB1,991.2 million in 2023 to RMB2,073.1 million in 2024, primarily due to an increase in employee-related expenses, partially offset by a decrease in advertising and marketing expenses.

Research and Development Expenses

Our research and development expenses increased by 17.6% from RMB1,543.6 million in 2023 to RMB1,815.8 million in 2024, primarily due to an increase in investments in technology.

General and Administrative Expenses

Our general and administrative expenses increased by 34.7% from RMB811.8 million in 2023 to RMB1,093.9 million in 2024, mainly due to an increase in employee-related expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

Income from Operations

As a result of the foregoing, our income from operations increased by 101.9% from RMB581.0 million in 2023 to RMB1,172.9 million in 2024.

Income Tax Expenses

Our income tax expenses increased by 116.6% from RMB122.6 million in 2023 to RMB265.6 million in 2024.

Net Income

As a result of the foregoing, our net income increased by 42.6% from RMB1,099.2 million in 2023 to RMB1,567.0 million in 2024.

Liquidity and Capital Resources

During the Reporting Period, we financed our operations primarily through cash generated from operations. As of December 31, 2024, our cash and cash equivalents, short-term time deposits and short-term investments totalled RMB14.7 billion, and net cash provided by operating activities for 2024 was RMB3.5 billion.

Interest-bearing Bank and Other Borrowings

As of December 31, 2024, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of December 31, 2024, the Group had fixed rate notes issued by UBS AG, which are principal guaranteed with fixed return and are akin to traditional bank deposits. As of December 31, 2024, the subscribed principal of these fixed rate notes amounted to US$150.0 million (approximately RMB1,078.3 million). As of December 31, 2024, its fair value was approximately US$150.5 million (approximately RMB1,081.9 million), representing approximately 5.6% of total consolidated assets of the Group. Interest accrued based on the fixed interest rate as agreed during the Reporting Period was approximately US$8.1 million (approximately RMB57.6 million). The subscription of these fixed rate notes is subject to the reporting and announcement requirements but exempt from the shareholders' approval requirement under Chapter 14 of the Listing Rules. For further details, please refer to the announcement of the Company dated September 18, 2023.

The subscription of these fixed rate notes forms part of the Group's ordinary course of treasury management activities. The Group considered that these fixed rate notes offer a better yield than fixed deposits generally offered by commercial banks. The Group has developed focused investment strategies, targeting to maximizing return of surplus funds with the top priority of ensuring the safety of the principals invested and without impact on cash needs of ordinary business operation. Meanwhile, the Group diversified its investment portfolio by investing in different financial products among several major financial institutions to limit exposure to concentration risk and improve the performance of the investment portfolio.

Save as disclosed above, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total consolidated assets as of December 31, 2024).

MANAGEMENT DISCUSSION AND ANALYSIS

Material Acquisitions and Disposals

Save as disclosed in this annual report, the Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of December 31, 2024, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of December 31, 2024, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings. As of December 31, 2024, the Group's gearing ratio was nil as the Group had no interest-bearing borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents, short-term time deposits and short-term investments are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of December 31, 2024.

Capital Commitment

As of December 31, 2024, the Group had no material capital commitment.

MANAGEMENT DISCUSSION AND ANALYSIS

Employees and Remuneration Policies

As of December 31, 2024, the Group had a total of 5,688 employees. The following table sets forth the total number of employees by function as of December 31, 2024:

Function	Number of employees	% of total
Sales and marketing	2,894	50.9%
Research and development	1,331	23.4%
Operations	1,008	17.7%
General administration	455	8.0%
Total	**5,688**	**100.0%**

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

The Group has established a performance-oriented incentive system, including the "Compensation and Bonus System" and the "Regulations on Rewards and Punishments and Labor Discipline" to offer industry-competitive remuneration and continuously motivate outstanding talent. Additionally, the Company has implemented a long-term incentive mechanism, and adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme. For details, please refer to the section headed "Share Incentive Plans" in this annual report.

The Group is mindful of current employees' development path. In consideration of the Group's current and future business needs and pain points, we conduct vocational skill improvement training for employees. We help current employees improve their general and professional skills through training channels such as the Foundation Stone Program, online business training, and sales skills training.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2024.

PRINCIPAL ACTIVITIES

The principal business of the Group is providing online recruitment services through the BOSS Zhipin mobile app.

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review and outlook" on pages 5 to 7, "Management discussion and analysis" on pages 8 to 12, "Principal risks and uncertainties" on pages 14 to 15, and "Major customers and major suppliers" on page 29 of this annual report. These discussions form part of this Directors' report.

DIVIDEND

The Board did not recommend any annual dividend for the year ended December 31, 2024.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2024 are set out in Note 7 to the consolidated financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company for the year ended December 31, 2024 are set out in the consolidated statements of changes in shareholders' equity in this annual report.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

DONATION

During the year ended December 31, 2024, the Group made charitable donations of RMB2.5 million.

RESERVES

The Company did not have any reserves available for distribution as of December 31, 2024. Details of movements in the reserves of the Group during the year ended December 31, 2024 are set out in the consolidated statements of changes in shareholders' equity in this annual report.

DIRECTORS' REPORT

DEBENTURE ISSUED

Our Group did not issue any debentures during the year ended December 31, 2024.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Incentive Plans" in this annual report, no equity-linked agreements were entered into by the Group, or existed, during the year ended December 31, 2024.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk factors" in the Listing Document and the Form 20-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing by the Group, some of which are beyond our control.

- If we fail to implement new technologies, develop and provide innovative features and services, respond to evolving user preferences, enhance user friendliness of our online recruitment platform, or optimize our technology systems, we may not be able to improve user experience, which may have a material and adverse effect on our user growth and retention, business, financial condition and results of operations.

- Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands cost-effectively, or the recognition of our brands is adversely affected by any negative publicity concerning us or our Directors, management, Shareholders or business partners, our reputation and operating results may be harmed.

- We face significant competition in China's dynamic online recruitment service market, and potential market entries by established players from other industries may make competition even more fierce. Our market share, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively.

- If our technology capabilities fail to yield satisfactory results or fail to improve, our online recruitment platform may not be able to effectively match our job seekers with suitable enterprise users or to optimally recommend services for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

- A slowdown or adverse development in the Chinese or global economy may lower the hiring willingness and budget of our current and potential enterprise users, adversely affecting the demand for our services and our business in general.

- Our users may engage in intentional or negligent misconduct or other improper activities on our online recruitment platform or otherwise misuse our online recruitment platform, which may damage our brand image and reputation, our business and our results of operations.

- Because we store and process data, some of which contains sensitive personal information, we face concerns over the collection, improper use or disclosure of personal information, which could deter current and potential users from using our services, damage our reputation, result in legal liability, bring regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

DIRECTORS' REPORT

• Our business is subject to complex and evolving laws and regulations in mainland China on data protection and cybersecurity. Any failure or perceived failure to comply with these laws and regulations could result in penalties, claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

• Heightened tensions in international relations, particularly between the United States and China, including restrictions on trade and investment could have a material and adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

• Changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

• Uncertainties in the interpretation and enforcement of PRC laws and regulations could adversely affect us.

• The PRC government's oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A Ordinary Shares and/or ADSs.

• The approval of or filing and reporting with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our overseas offerings under laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.

• The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

• Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

• The trading price of the ADSs has been and may be, and the trading price of our Class A Ordinary Shares can be, volatile, which could result in substantial losses to investors.

• Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares or ADSs may view as beneficial.

• The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares and/or ADSs.

• If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares and/or ADSs, the market price for our Class A Ordinary Shares and ADSs and trading volume could decline.

DIRECTORS' REPORT

CONTRACTUAL ARRANGEMENTS

As of December 31, 2024, the Company has entered into a series of Contractual Arrangements with the Consolidated Affiliated Entities and the Registered Shareholders, pursuant to which our Company obtained effective control over and had the right to receive all economic benefits from the business and operations of the Consolidated Affiliated Entities. In this regard, our Directors consider that our Company can consolidate the financial results of our Consolidated Affiliated Entities into our Group's financial information as if they were our Company's subsidiaries.

The following simplified diagram illustrates the Contractual Arrangements that were in place as of the date of this annual report:


Our Company
Equity Ownership
Beijing Highland Wolf
Registered Shareholders(1)
Service fees
Consultation services
Equity Ownership
Beijing Huapin Borui and its subsidiaries

Notes:

(1) Beijing Huapin Borui is held as to 99.5% and 0.5% by Mr. Zhao and Ms. Xu Yue, our Company's Financial Director, respectively.

(2) "——→" denotes direct legal and beneficial ownership in the equity interest.

(3) "- - - →" denotes contractual relationship.

(4) "- - - -" denotes the control by WFOE over the Registered Shareholders and the Consolidated Affiliated Entities through (i) powers of attorney to exercise all Shareholders' rights in the Consolidated Affiliated Entities, (ii) exclusive options to acquire all or part of the equity interests in the Consolidated Affiliated Entities and (iii) equity pledges over the equity interests in the Consolidated Affiliated Entities.

A brief description of each of the specific agreements that comprise the Contractual Arrangements is set out as follows:

Exclusive Technology and Service Co-operation Agreement

Beijing Highland Wolf, Beijing Huapin Borui and the Registered Shareholders entered into an exclusive technology and service co-operation agreement on January 1, 2024 (the "**Exclusive Technology and Service Co-operation Agreement**"), pursuant to which Beijing Huapin Borui agreed to engage Beijing Highland Wolf as the exclusive provider to Beijing Huapin Borui of management consultancy, technical services, and other services which may include:

(i) provision of advices on business management;

(ii) provision of advices on IT system and other technical support;

DIRECTORS' REPORT

(iii)   provision of business support, marketing and promotion;

(iv)   provision of development, maintenance and upgrade of software;

(v)   provision of human resources support;

(vi)   provision of leasing services to equipment; and

(vii)   other services requested from time to time.

In consideration of the services provided by Beijing Highland Wolf, Beijing Huapin Borui shall pay service fee to Beijing Highland Wolf. Pursuant to the Exclusive Technology and Service Co-operation Agreement, the service fees shall be equivalent to the total consolidated profit of Beijing Huapin Borui and its subsidiaries, after offsetting the prior-year loss (if any), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Beijing Highland Wolf shall have the right to adjust the level of the service fees by taking into account such factors as (a) the complexity and difficulty of the services involved, (b) the time taken for the services, (c) the scope of management and technical consulting and other services and their commercial value, (d) the scope of intellectual property licensing and leasing services and their commercial value, and (e) the market reference price for services of similar kinds. Beijing Huapin Borui shall pay the service fees to Beijing Highland Wolf within 30 business days after given payment instructions by Beijing Highland Wolf.

Exclusive Purchase Option Agreement

Beijing Highland Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an exclusive purchase option agreement on January 1, 2024 (the "**Exclusive Purchase Option Agreement**"), pursuant to which Beijing Highland Wolf, or its offshore parent company or its directly or indirectly owned subsidiaries was granted an irrevocable and exclusive right by the Registered Shareholders to purchase from each of the Registered Shareholders all or any part of their respective equity interest in Beijing Huapin Borui.

The purchase price payable by Beijing Highland Wolf or its designee in respect of the transfer of the entire equity interest and/or the total assets of Beijing Huapin Borui shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by Beijing Highland Wolf and/or its designee to Beijing Huapin Borui and/or Registered Shareholders at any such price shall be returned by Beijing Huapin Borui and/or Registered Shareholders to Beijing Highland Wolf at the time and in the form requested by Beijing Highland Wolf.

The Exclusive Purchase Option Agreement shall remain effective for ten years with Beijing Highland Wolf having the option to renew it until all the equity interest in and/or all assets of Beijing Huapin Borui has been transferred to Beijing Highland Wolf and/or its designee (registration has been completed for the change of members) and Beijing Highland Wolf and its subsidiaries and branches can legally engage in the business of Beijing Huapin Borui.

DIRECTORS' REPORT

Equity Pledge Agreement

Beijing Highland Wolf, the Registered Shareholders and Beijing Huapin Borui entered into an equity pledge agreement on January 1, 2024 (the "**Equity Pledge Agreement**"), pursuant to which each of the Registered Shareholders agreed to pledge all of their respective equity interests in Beijing Huapin Borui to Beijing Highland Wolf as a security interest to guarantee performance of their contractual obligations under the Contractual Arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the Contractual Arrangements.

The Equity Pledge Agreement shall remain effective until, among others, Beijing Huapin Borui and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of Beijing Huapin Borui and completed relevant deregistration procedure.

Powers of Attorney

Pursuant to the proxy agreement entered into by Beijing Huapin Borui, the Registered Shareholders and Beijing Highland Wolf (the "**Powers of Attorney**"), each of the Registered Shareholders unconditionally and irrevocably agrees to appoint Beijing Highland Wolf and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning Beijing Huapin Borui and to exercise all of their rights as shareholder of Beijing Huapin Borui, including but not limited to: (1) to propose, convene and attend shareholders' meetings of Beijing Huapin Borui and sign minutes and resolutions of the shareholders' meeting on their behalf; (2) to exercise all shareholder rights that they are entitled to under PRC laws and the articles of association of Beijing Huapin Borui, including, but not limited to, the right to vote as a shareholder, and the right to sell or transfer or pledge or dispose of all or any part of their shareholding; and (3) acting as their authorized representative to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of Beijing Huapin Borui. The Powers of Attorney will be terminated, among other things, under certain conditions when Beijing Highland Wolf or its designee is duly registered as the sole shareholder of Beijing Huapin Borui on the premise that PRC laws permit Beijing Highland Wolf, or its offshore parent company or any subsidiary directly or indirectly controlled by it, to directly hold equity interest in and legally engage in the business conducted by Beijing Huapin Borui.

Save as disclosed above, there were no other new contractual arrangements entered into, renewed and/or reproduced between our Group and our Consolidated Affiliated Entities during the Reporting Period. There was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period.

For the Reporting Period, none of the Contractual Arrangements had been unwound on the basis that none of the restrictions that led to the adoption of the Contractual Arrangements had been removed. As of December 31, 2024, we had not encountered interference or encumbrance from any PRC governing bodies in operating our businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.

After intercompany eliminations, revenues of the Consolidated Affiliated Entities amounted to RMB6.9 billion for the Reporting Period, representing 93.6% of total consolidated revenues of our Group, and total assets of the Consolidated Affiliated Entities amounted to RMB8.1 billion as of December 31, 2024, representing approximately 42.0% of total consolidated assets of the Group.

DIRECTORS' REPORT

Reasons for Adopting the Contractual Arrangements

Our documentary and video production business, which falls within the scope of "radio and television program production and operation business", conducted by our Consolidated Affiliated Entities are considered as "prohibited" under the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version) (外商投資准入特別管理措施(負面 清單) (2024年版)) (the "**Negative List**") where foreign investors are prohibited from holding equity interest in an enterprise engaging in radio and television program production and operation business (the "**Prohibited Business**"). As of December 31, 2024, our Internet information services provided by our Consolidated Affiliated Entities are considered as "restricted" under the Negative List where the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50% pursuant to the Negative List (the "**Restricted Business**", together with the Prohibited Business, the "**Relevant Businesses**"). For details of the foreign investment restrictions relating to the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements – PRC Laws Restricting Foreign Ownership of the Relevant Businesses" and "Contractual Arrangements – Development in PRC Legislation on Foreign Investment" on pages 273 to 277 and page 292 of the Listing Document.

Since investment in the Relevant Businesses in which we currently and may operate are subject to restrictions under current mainland China laws and regulations, it was not viable for our Company to directly hold Beijing Huapin Borui and indirectly, through Beijing Huapin Borui, hold its subsidiaries through equity ownership and this company must be controlled by the Company through the Contractual Arrangements. Furthermore, since Beijing Huapin Borui operates both "prohibited business" and "restricted business" under the Negative List, we are unable to set up any alternative structure that would allow us to partially hold equity interests in and control the economic benefits of Beijing Huapin Borui other than through the Contractual Arrangements. In particular, the businesses carried on by Beijing Huapin Borui that require a value-added telecommunications business operating license for the provision of Internet information services cannot be separated from the businesses that require a radio and television production operation licence.

Based on the above reasons, the Board is of the view that the Contractual Arrangements are narrowly tailored.

Risks Relating to the Contractual Arrangements and Actions Taken to Mitigate the Risks

We believe the following risks are associated with the Contractual Arrangements. Further details of these risks are set out on pages 73 to 79 of the Listing Document.

• We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through the VIE, with which we have maintained contractual arrangements. Investors in our Class A Ordinary Shares and ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC laws and regulations relating to the relevant industries, or if these laws and regulations or the interpretation of existing laws and regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

• The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership in providing operational control.

DIRECTORS' REPORT

- Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

- The shareholders of the VIE may have actual or potential conflicts of interest with us.

- Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

- Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

- We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i)   major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities have been submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)   our Board has reviewed the overall performance of and compliance with the Contractual Arrangements for the Reporting Period;

(iii)   our Company has disclosed the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)   our Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of Beijing Highland Wolf and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

The Company also undertakes to restructure its Contractual Arrangements, including to adjust the equity interest held through its Contractual Arrangements when required by the relevant governmental authority, to comply with the latest PRC regulations, including but not limited to the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations, which came into effect on May 1, 2022.

DIRECTORS' REPORT

The Foreign Investment Law

On March 15, 2019, the National People's Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law (《外商投資法實施條例》), which came into effect on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of the Consolidated Affiliated Entities, by WFOE, through which we operate our business in the PRC. The Foreign Investment Law stipulates that foreign investment includes "foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council" without elaboration on the meaning of "other methods". The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and Relevant Businesses will not be materially and adversely affected in the future due to changes in PRC laws.

Listing Rules implications and waivers

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entities will be treated as our Company's wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company's "connected persons." Therefore, the transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company.

In view of the Contractual Arrangements, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Hong Kong Stock Exchange subject however to the following conditions:

(a)   no change to the Contractual Arrangements without independent non-executive Directors' approval;

(b)   no change to the agreements governing the Contractual Arrangements without independent Shareholders' approval;

DIRECTORS' REPORT

(c)   the Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities;

(d)   the Contractual Arrangements may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders: (i) upon the expiry of the existing arrangements, (ii) in connections with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in a business similar or relating to those of our Group when such renewal and/or reproduction is on substantially the same terms and conditions as the existing Contractual Arrangements; and

(e)   we will disclose details relating to the Contractual Arrangements on an on-going basis.

Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that during the Reporting Period:

(i)   the transactions carried out have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)   no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

(iii)   any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Shareholders as a whole;

(iv)   the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v)   the Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi)   the Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

DIRECTORS' REPORT

Reporting from the Company's independent auditor

The Auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unmodified letter containing findings and conclusions in respect of the continuing connected transactions disclosed by the Group in accordance with Rule 14A.56 of the Listing Rules, in which the Auditor has confirmed:

- nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions under the Contractual Arrangements have not been approved by the Board;

- nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements under the Contractual Arrangements governing such transactions; and

- nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions had been made during the year ended December 31, 2024 by our Consolidated Affiliated Entities to the Registered Shareholders which were not otherwise subsequently assigned or transferred to our Group.

WEIGHTED VOTING RIGHTS

The Company has adopted a weighted voting rights structure. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

DIRECTORS' REPORT

The WVR Beneficiary is Mr. Zhao. As of December 31, 2024, assuming (i) no further Shares are issued under the Share Incentive Plans and (ii) without taking into account the voting rights attached to the 51,654 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 138,490,401 Class B Ordinary Shares, representing (a) approximately 15.4% of our issued and outstanding Shares; (b) approximately 64.5% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters and (c) approximately 15.4% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Techwolf Limited. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of December 31, 2024, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 138,490,401 Class A Ordinary Shares, representing approximately 18.2% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

DIRECTORS' REPORT

DIRECTORS AND SENIOR MANAGEMENT

The Directors who held office during the year ended December 31, 2024 and up to the date of this annual report are:

Executive Directors

Mr. Peng Zhao (趙鵬)

Mr. Yu Zhang (張宇)

Mr. Xu Chen (陳旭)

Mr. Tao Zhang (張濤)

Ms. Xiehua Wang (王燮華)

Non-executive Director

Mr. Haiyang Yu (余海洋)

Independent non-executive Directors

Mr. Yonggang Sun (孫永剛)

Mr. Yan Li (李延)

Ms. Mengyuan Dong (董夢媛)[1] *(appointed with effect from May 21, 2024)*

Ms. Shangyu Gao (高尚毓) *(resigned with effect from May 21, 2024)*

Note:

(1)   Ms. Dong obtained legal advice from Hong Kong legal advisers on May 21, 2024 as required under Rule 3.09D of the Listing Rules and confirmed that she understood her obligations as a director of a listed issuer.

Our senior management team comprises Mr. Zhao, Mr. Yu Zhang, Mr. Xu Chen and Mr. Tao Zhang, who are also executive Directors of the Company.

BIOGRAPHICAL DETAILS OF DIRECTORS

Executive Directors

Mr. Zhao (趙鵬), aged 54, is an executive Director and our founder, and has served as the chairman of the Board and the Chief Executive Officer since our inception and has guided our development and growth. Mr. Zhao has more than 20 years of experience in the internet industry and more than 26 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor's degree in law from Peking University in 1994.

Mr. Yu Zhang (張宇), aged 47, has served as our Chief Financial Officer since September 2019. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the capital markets activities, accounting and internal control functions of our Group. Mr. Zhang has over 19 years of research and investment experience in the technology, media and telecom industry. Prior to joining us, Mr. Zhang worked at UBS from April 2010 to August 2019, with his last position being the managing director of asset management division. Mr. Zhang worked at BDA from January 2005 to April 2010, with his last position being a director of the company, and an engineer at Ericsson from April 2001 to January 2005. Mr. Zhang graduated from Beijing University of Posts and Telecommunications in 2000.

DIRECTORS' REPORT

Mr. Xu Chen (陳旭), aged 49, has served as our Chief Marketing Officer since February 2018. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the marketing, platform operation and public relations functions of our Group. Mr. Chen has over 24 years of experience in marketing in the Greater China region. Prior to joining us, Mr. Chen was the vice president at Jiuxianwang, a China-based e-commerce company, from November 2015 to November 2016. Mr. Chen received his bachelor's degree from Beijing Wuzi University.

Mr. Tao Zhang (張濤), aged 43, has served as our Chief Technology Officer since our inception. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 18 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor's degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master's degree from Beihang University.

Ms. Xiehua Wang (王燮華), aged 37, is currently our Vice President of Product. She has served as our Director since April 2022 and was re-designated as an executive Director with effect from December 16, 2022. Ms. Wang has over 12 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor's and master's degrees from Communication University of China.

Non-Executive Director
Mr. Haiyang Yu (余海洋), aged 41, has served as our Director since July 2019 and was re-designated as a non-executive Director with effect from December 16, 2022. Mr. Yu is currently a vice general manager of Tencent Investment, a director of DouYu International Holdings Ltd (Nasdaq: DOYU) and a director of Waterdrop Inc. (NYSE: WDH). Prior to joining Tencent Holdings Limited in August 2011, Mr. Yu worked as a senior associate at WI Harper Group from March 2010 to August 2011. Prior to that, Mr. Yu worked as an associate at China Growth Capital from April 2007 to February 2010. Mr. Yu received his bachelor of engineering degree majoring in civil engineering from Tsinghua University in 2005.

Independent Non-Executive Directors
Mr. Yonggang Sun (孫永剛), aged 54, has served as an independent Director since June 2021 and was re-designated as an independent non-executive Director with effect from December 16, 2022. Mr. Sun currently serves as a partner of Z-Park Fund. Prior to joining Z-Park Fund, Mr. Sun served as the vice president of Capital Steel Group Co., Ltd. and the general counsel of China Tietong Group Co., Ltd.. Mr. Sun received his bachelor's degree in law from Renmin University of China in 1993 and his LL.M. degree from Temple University in 2003.

DIRECTORS' REPORT

Mr. Yan Li (李延), aged 54, has served as an independent non-executive Director with effect from October 18, 2023. Mr. Li is a seasoned strategic expert with over 21 years of experience in management services, which span across various business sectors, including intellectual property rights protection and technology development. Mr. Li currently serves as the general manager of Metis IP, a company which provides intellectual property rights related services. Prior to joining Metis IP, Mr. Li was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center, a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor's degree in science from Peking University in June 1994.

Ms. Mengyuan Dong (董夢媛), aged 38, has served as an independent non-executive Director with effect from May 21, 2024. Ms. Dong is a financing and investment expert with over 13 years of experience in capital market industry. Ms. Dong previously held the position of a director at Huaxing Growth Capital from July 2022 to May 2024, during which she was responsible for research and investment initiatives across multiple business sectors, including consumer, internet, social media, healthcare, and property management. Prior to that, Ms. Dong worked in the financial advisory and investment banking departments at China Renaissance Holdings Limited from October 2012 to July 2022, with her last position being a director. Ms. Dong also worked as a public relations manager at Hill & Knowlton (China) Public Relations Co., Ltd. from July 2008 to March 2011. Ms. Dong received her Bachelor of Arts degree from Fudan University in July 2008.

BIOGRAPHICAL DETAILS OF SENIOR MANAGEMENT

Our senior management team comprises Mr. Zhao, Mr. Yu Zhang, Mr. Xu Chen and Mr. Tao Zhang, who are each an executive Director of our Company. See "Directors' report – biographical details of directors – executive directors" for biographies of Mr. Zhao, Mr. Yu Zhang, Mr. Xu Chen and Mr. Tao Zhang.

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors, our non-executive Director and Mr. Yonggang Sun, one of our independent non-executive Directors, has entered into an amended and restated director agreement with our Company on December 14, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). His/her appointment would be automatically renewed for a successive period of three years until terminated in accordance with the agreement. Either party may terminate the agreement by giving not less than 30 days' written notice.

Mr. Yan Li and Ms. Mengyuan Dong, our independent non-executive Directors, has each entered into a director agreement with our Company on October 18, 2023 and May 21, 2024, respectively. The term of appointment of Mr. Yan Li shall be for an initial term of three years from October 18, 2023 or until the third annual general meeting of our Company after October 18, 2023, whichever is sooner (subject to re-election as and when required under the Articles of Association). The term of appointment of Ms. Mengyuan Dong shall be for an initial term of three years from May 21, 2024 or until the third annual general meeting of our Company after May 21, 2024, whichever is sooner (subject to re-election as and when required under the Articles of Association). His/her appointment would be automatically renewed for a successive period of three years until terminated in accordance with the agreement. Either party may terminate the agreement by giving not less than 30 days' written notice.

None of the Directors (including the Directors proposed for re-election at the annual general meeting) have a service contract with members of the Group that is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REPORT

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2024.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the year ended December 31, 2024.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the year ended December 31, 2024 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the CG Code, the Board has established the Compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and the senior management personnel are eligible participants of the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

Details of the remuneration of the Directors and the five highest paid individuals are set out in Note 22 and Note 23 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

DIRECTORS' REPORT

CONNECTED TRANSACTIONS

During the year ended December 31, 2024, save as disclosed in this annual report, no related party transaction disclosed in Note 17 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required and the Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2024.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

No contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2024.

OUR CONTROLLING SHAREHOLDER'S AND DIRECTORS' COMPETING BUSINESS

During the Reporting Period, neither the Controlling Shareholders nor any of the Directors had any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the year ended December 31, 2024, the five largest customers of the Group in aggregate accounted for less than 1% of our total revenues.

During the year ended December 31, 2024, the five largest suppliers of the Group accounted for approximately 39% of the Group's total purchase amount while the largest supplier accounted for approximately 16% of our total purchase amount.

None of our Directors, their respective close associates, or any Shareholders (which to the knowledge of the Directors owned more than 5% of the number of issued shares of the Company) had any interest in any of our five largest suppliers.

ENVIRONMENT AND COMPLIANCE WITH LAWS

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such will be set out in the ESG Report published on the same date as this annual report, on the respective websites of the Company (https://ir.zhipin.com/) under the section "Financial & Reports – HKEX Filings" and the Hong Kong Stock Exchange.

Save as disclosed in the Listing Document and the ESG Report, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

DIRECTORS' REPORT

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the Latest Practicable Date, the Company has maintained the prescribed percentage of public float under the Listing Rules.

AUDITOR

PricewaterhouseCoopers was appointed as the Auditor during the Reporting Period. The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, whom may be eligible for respective re-appointment at the forthcoming annual general meeting of the Company. There has been no change in auditor since the Listing.

By order of the Board
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Beijing, China
April 10, 2025

CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company covering the Reporting Period.

COMPLIANCE WITH THE CG CODE

The Group is committed to upholding and implementing the highest standards of corporate governance to safeguard the interests of the Shareholders and enhance its value and accountability.

During the Reporting Period, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Zhao performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

CORPORATE GOVERNANCE CULTURE

The Company believes that a healthy corporate culture is vital for the long-term success and sustainability of the Company's business. The Board is committed to guiding the Company to operate in good faith and compliance, with high standards of corporate governance, effectively controlling risks, achieving continuous improvement of corporate value, ensuring the stable and healthy development of the Company, and safeguarding the long-term interests of all Shareholders.

Over the years, the Company has continued to adhere to its original philosophy: putting users first, valuing technology, appreciating simplicity, and encouraging self-motivation. Adhering to the Company's vision of "redefining talent development with the power of technology, committed to user satisfaction, and giving users full fairness, a wide array of choices and higher efficiency", the Company focuses on developing a technology-driven online recruitment platform. The Company insists on placing its users first, thereby cultivating a strong foundation of technological innovation. By investing in advanced deep learning and recommendation algorithms, the Company is able to deliver precise and professional recruitment services to the users. Furthermore, the Company maintains a strong emphasis on product quality and robust content governance to provide users with a seamless, user-friendly, and efficient recruitment experience.

CORPORATE GOVERNANCE

The Company has also adopted a number of policies and measures to promote the integration of its corporate culture into its operations. The Directors, senior management and other employees are all required to act lawfully, ethically and responsibly, and the required standards and norms are explicitly set out in various internal policies of the Group such as the Code of Business Conduct and Ethics, the Anti-Corruption Policy, the Rewards and Labor Discipline Regulations, BOSS Zhipin's Behavior Management Rules for Employee of Business Section, and the Guidelines for Anti-Monopoly Compliance, which are reviewed annually and updated as appropriate based on current legal and regulatory requirements and the current state of the Company's business development. The Company conducted trainings from time to time to reinforce the required standards in respect of ethics and integrity. During the Reporting Period and up to the date of this annual report, the Company has conducted anti-bribery and anti-corruption training for all employees (including regular employees, interns, part-time employees, and contractors), aiming to help employees fully understand the Company's business ethics policy and enhance their awareness of business ethics. At the same time, we actively collect the training needs of business departments regarding business ethics issues and also take feedback from employees on training courses. We continuously improve and refine the training content to ensure that it is more targeted and effective. During the Reporting Period, the Company organized two business ethics training events. One of the sessions focused on the key considerations in procurement contract review, aiming to intensify the legal staff's control over potential business ethics risks in procurement contracts. The other training revolved around common sales violations to make legal staff more sensitive and capable to identify sales employees' non-compliance with the BOSS Zhipin's Behavior Management Rules for Employee of Business Section and other business ethics violations.

For more details about the corporate governance culture, please also refer to the ESG Report published on the same date as this annual report on the websites of the Company (https://ir.zhipin.com/) under the section "Financial & Reports – HKEX Filings" and the Hong Kong Stock Exchange.

BOARD OF DIRECTORS

Responsibilities, Accountabilities and Contribution of the Board and Management
The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure includes but is not limited to the functions described in code provisions C.1.2, C.1.6 and C.1.7 in Part 2 of Appendix C1 to the Listing Rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

Board Composition
The Board currently comprises nine members consisting of five executive Directors, one non-executive Director and three independent non-executive Directors.

CORPORATE GOVERNANCE

The composition of the Board during the year ended December 31, 2024 and up to the Latest Practicable Date is set out in the "Directors' Report" on page 25.

None of the Directors has any personal relationship (including financial, business, family or other material/relevant relationship) with the Chairman or any other Directors or any chief executive.

Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant. Internally-facilitated briefings for Directors would be arranged and reading materials on relevant topics would be provided to Directors where appropriate.

During the year ended December 31, 2024, the participation in continuous professional development of each of the Directors are as follows:

Director	Participated in continuous professional development[1]
Mr. Zhao	✓
Yu Zhang	✓
Xu Chen	✓
Tao Zhang	✓
Xiehua Wang	✓
Haiyang Yu	✓
Yonggang Sun	✓
Yan Li	✓
Mengyuan Dong[2]	✓
Shangyu Gao[3]	–

Notes:

(1)   Attended training/seminar/conference arranged by the Company or other external parties or read relevant materials including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements.

(2)   Ms. Mengyuan Dong was appointed as an independent non-executive Director with effect from May 21, 2024.

(3)   Ms. Shangyu Gao ceased to be an independent non-executive Director with effect from May 21, 2024.

CORPORATE GOVERNANCE

Confirmation of Independence from the Independent Non-Executive Directors
The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

During the Reporting Period, the Board has met the requirements of Rules 3.10(1), 3.10A and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

Appointment and Re-Election of Directors
Code provision A.4.1 of the CG Code stipulates that non-executive Directors shall be appointed for a specific term, subject to re-election, whereas code provision B.2.2 of the CG Code states that all directors appointed to fill a casual vacancy should be subject to election by Shareholders at the first general meeting after appointment and that every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At each annual general meeting, one third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

The service contracts and the terms of appointment and re-election of the Directors are set out in the "Directors' Report" on page 27.

Board Activity
Code provision C.5.1 of the CG Code stipulates that the Board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors. Schedules for regular Board meetings are normally agreed with the Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the Reporting Period, four Board meetings were held and one general meeting was convened. The Company expects to continue to convene at least four regular Board meetings in each financial year at approximately quarterly intervals in accordance with code provision C.5.1 of the CG Code.

CORPORATE GOVERNANCE

Details of the Directors' attendance in Board meetings and general meeting during the Reporting Period are set out below:

	Attendance/Number of meeting(s) held					
Director	Annual general meeting	Board meeting	Audit Committee meeting	Compensation Committee meeting	Nomination Committee meeting	Corporate Governance Committee meeting
Mr. Zhao	1/1	4/4	N/A	1/1	1/1	N/A
Yu Zhang	1/1	4/4	N/A	N/A	N/A	N/A
Xu Chen	1/1	4/4	N/A	N/A	N/A	N/A
Tao Zhang	1/1	4/4	N/A	N/A	N/A	N/A
Xiehua Wang	1/1	4/4	N/A	N/A	N/A	N/A
Haiyang Yu	1/1	4/4	N/A	N/A	N/A	N/A
Yonggang Sun	1/1	4/4	4/4	1/1	1/1	2/2
Yan Li	1/1	4/4	4/4	N/A	1/1	2/2
Mengyuan Dong *(appointed with effect from May 21, 2024)*	1/1	2/2	2/2	N/A	N/A	1/1
Shangyu Gao *(resigned with effect from May 21, 2024)*	N/A	2/2	2/2	1/1	N/A	1/1

Following the Listing, in accordance with code provision C.2.7 of the CG Code, apart from the regular Board meetings above, the chairman of the Board also met with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

Board Independence Mechanism

The Company recognises that Board independence is pivotal in good corporate governance and Board effectiveness. The Board has established mechanisms to ensure independent views and input from any Director of the Company are conveyed to the Board for enhancing an objective and effective decision making.

The governance framework and the following mechanisms are reviewed annually by the Board, through its Nomination Committee and Compensation Committee, to ensure their effectiveness:

1.   Three out of the nine Directors are independent non-executive Directors, which meets the requirements of the Listing Rules that the Board must have at least three independent non-executive Directors and must appoint independent non-executive Directors representing at least one-third of the Board.

CORPORATE GOVERNANCE

2. The Nomination Committee will assess the independence, qualification and time commitment of a candidate who is nominated to be a new independent non-executive Director before appointment and also the continued independence of existing independent non-executive Directors and their time commitments annually. On an annual basis, all independent non-executive Directors are required to confirm in writing their compliance of independence requirements pursuant to Rule 3.13 of the Listing Rules, and to disclose the number and nature of offices held by them in public companies or organisations and other significant commitments.

3. External independent professional advice is available as and when required by individual Directors.

4. All Directors are encouraged to express freely their independent views and constructive challenges during the Board/ Board committee meetings.

5. A Director (including independent non-executive Director) who has a material interest in a contract, arrangement or other proposal shall not vote or be counted in the quorum on any Board resolution approving the same.

6. The chairman of the Board meets with the independent non-executive Directors annually without the presence of the executive Directors and non-executive Directors.

The Board had reviewed and confirmed the implementation and the effectiveness of the above Board independence mechanism during the year ended December 31, 2024. The Board shall review the implementation and effectiveness of above mechanism on an annual basis.

BOARD COMMITTEES

The Board has established four committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the respective websites of the Company and the Hong Kong Stock Exchange.

Audit Committee
The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, review and approve related party transactions for potential conflict of interest situations.

CORPORATE GOVERNANCE

The Audit Committee comprises three independent non-executive Directors, namely Ms. Mengyuan Dong, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Mengyuan Dong, being the chairperson of the Audit Committee, has the related financial management expertise required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee convened four meetings during the Reporting Period. The Audit Committee's major work during the Reporting Period includes the following:

• reviewed the 2023 annual report, including the Corporate Governance Report, the ESG Report, the Directors' Report and the financial statements;

• reviewed the 2024 interim report, including the Corporate Governance Report and the unaudited condensed consolidated financial statements;

• reviewed the annual results of the Company and its subsidiaries for the years ended December 31, 2023;

• reviewed the interim results of the Company and its subsidiaries for the six months ended June 30, 2024;

• reviewed the quarterly results of the Company and its subsidiaries for the three months ended December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024;

• in relation to the external auditor, reviewed its plans, reports, and involvement in non-audit services;

• reviewed the plans and work of the Company's internal audits; and

• reviewed the financial reporting systems, internal control, risk management systems and procedures.

The Audit Committee has also met with the independent auditor of the Group, PricewaterhouseCoopers.

Compensation Committee

The Board has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and review and make recommendations to the Board regarding the terms of his compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises two independent non-executive Directors and one executive Director, namely Mr. Yonggang Sun, Ms. Mengyuan Dong and Mr. Zhao, with Mr. Yonggang Sun as the chairman of the Compensation Committee.

CORPORATE GOVERNANCE

During the Reporting Period, the Compensation Committee held one meeting. The Compensation Committee's major work during the Reporting Period includes the following:

• reviewed and approved the one-time performance-based cash bonuses to senior management, recognized their contributions to the Company;

• reviewed and approved the adjustment to the remuneration package of individual senior management, considering the level of remuneration paid by comparable companies, the time commitment and responsibilities of senior management;

• reviewed and recommended to the Board in the form of Director agreements and respective Director's fees of nominated independent non-executive Directors, including the share awards granted to Ms. Mengyuan Dong, pursuant to the Post-IPO Share Scheme, being as a part of their Director's fees. The vesting periods for the share awards granted to Ms. Dong are shorter than 12 months because the share awards have a mixed vesting schedule, such that the relevant share awards vest evenly over a period of one year, which is pursuant to the terms of the Post-IPO Share Scheme and Rule 17.03F of the Listing Rules. After considering the factors that the proposed grants (i) formed part of the compensation stipulated in the director agreement of Ms. Dong entered into with the Company, and (ii) were subject to clawback mechanism, the Compensation Committee recommended the proposed grant of share awards, without being subject to any performance target, to Ms. Dong to the scheme administrator for approval, which align with the purpose of the Post-IPO Share Scheme.

Directors' Remuneration Policy

The Compensation Committee is responsible for making recommendations to the Board on the Company's policy and structure on the remuneration of all Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy for the Company for approval by the Board.

It shall also make recommendations to the Board on the remuneration packages of individual executive Director and senior management. The remuneration of individual executive Director and senior management is determined with reference to factors such as the level of remuneration paid by comparable companies, the time commitment and responsibilities of Directors and senior management, and the employment conditions of the Company and its subsidiaries.

Remuneration of Senior Management

Pursuant to code provision E.1.5 of the CG Code, the annual remuneration and other remuneration related matters (including share-based compensation) of the members of senior management, including those members of senior management who are also the executive Directors, by band for the Reporting Period is set out below:

Annual Remuneration	Number of individuals
Nil to RMB7,000,000	1
RMB16,000,000 to RMB24,000,000	2
Above RMB24,000,000	1

CORPORATE GOVERNANCE

Nomination Committee

The Board has established a Nomination Committee in compliance with Rule 3.27A and Rule 8A.27 of the Listing Rules.

The primary duties of the Nomination Committee are, among other things, to develop and formulate the nomination procedures and criteria for the nomination and appointment of Directors, make recommendations to the Board on the appointment and succession planning of Directors, and assess the independence of independent non-executive Directors. The Nomination Committee comprises two independent non-executive Directors and one executive Director, Mr. Yan Li, Mr. Yonggang Sun and Mr. Zhao, with Mr. Yan Li as the chairman of the Nomination Committee.

During the Reporting Period, the Nomination Committee held one meeting. The Nomination Committee's major work during the Reporting Period includes the following:

- reviewed the structure, size and composition (including skills, knowledge, experience, and diversity) of the Board, and considered the existing Board is appropriately structured;

- considered and made recommendations to the Board on the re-election of the retiring Directors by rotation at the 2024 AGM;

- assessed the independence of the candidates of independent non-executive Directors and considered all of them to be independent, taking into account of the independence guidelines set out in Rule 3.13 of the Listing Rules;

- reviewed the backgrounds and qualifications of the candidates of independent non-executive Director candidates, and considered they are suitably qualified for directorships;

- made recommendations to the Board on the appointment of independent non-executive Directors.

Board Diversity Policy and Gender Diversity

The Company has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

Pursuant to the Board Diversity Policy, the Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company's business growth. In reviewing and assessing suitable candidates to serve as a Director, the Nomination Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. The Nomination Committee will also discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile.

CORPORATE GOVERNANCE

During the Reporting Period, the Board reviewed and considered the implementation of the Board Diversity Policy to be effective. The Board Diversity Policy is well implemented as evidenced by the fact that there are both female and male Directors from a diverse age group with experience from different industries and sectors. The Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of business management, e-commerce, software engineering, product management, finance and law. They obtained degrees in various areas including law, engineering, business administration and mathematics. There are two female Directors out of nine Directors on the Board, representing the gender diversity of the Board stands at 22.22%. The Company will continue to maintain at least one female on the Board and the Nomination Committee will proactively consider the increase in the proportion of female members when selecting and making recommendations on suitable candidates for Board membership. The Board is characterized by diversity in terms of gender, age, education background and professional experience.

The Company is also committed to ensuring that recruitment and selection practices at all levels are appropriately structured so that a diverse range of candidates are considered and will strive to achieve a balanced proportion of our employees in skills, age and gender.

The Company values gender diversity across all levels of the Group. The Company had achieved approximately 48.3% of female employees[1] of the Group. More than 41.7% of the managerial positions of the Company were held by female employees[1] and all members of our senior management were male as of December 31, 2024. Accordingly, the Company considers that the above current gender diversity is satisfactory.

Nomination Policy

The Nomination Committee would nominate candidates for directorship. In assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nomination Committee may make reference to certain selection criteria, such as experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in all aspects. The Nomination Committee shall report its findings and make recommendation to the Board on the appointment of appropriate candidate for Directorship for decision and succession planning. The ultimate responsibility for selection and appointment of Directors rests with the entire Board.

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the CG Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Yan Li, Mr. Yonggang Sun, and Ms. Mengyuan Dong, with Mr. Yan Li as the chairman of the Corporate Governance Committee.

The Corporate Governance Committee will be required to confirm to the Board, it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

_____
Note:

(1)   As the 2024 newly acquired subsidiary is undergoing personnel integration during the Reporting Period, the related metrics do not currently include its employees.

CORPORATE GOVERNANCE

The Corporate Governance Committee will be required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to consider either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

During the Reporting Period, the Corporate Governance Committee held two meetings. The following is a summary of the work performed by the Corporate Governance Committee in respect of its corporate governance functions:

- reviewed the structure, size and composition of the Board and Board committees, functions of the Board committees and the independence of the independent non-executive Directors;

- reviewed and monitored all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

- reviewed and monitored the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

- reviewed the beneficiary of weighted voting right of the Company and his compliance with the relevant Listing Rules;

- reviewed the Company's compliance with the CG Code and disclosure in the corporate governance report;

- reviewed the code of conduct and compliance manual applicable to Directors and employees;

- reviewed and monitored the Company's policies and practices on corporate governance, the compliance with legal and regulatory requirements, and made recommendations to the Board;

- reviewed and monitored the training and continuous professional development of Directors and senior management;

- sought to ensure effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

- reviewed the operation and management of the Company for the benefits of all shareholders of the Company;

- reviewed and recommended to the Board as to retain the services of the Company's compliance advisor;

- reviewed and discussed matters relating to its own performance; and

- reported on the work of the Corporate Governance Committee covering areas of its terms of reference.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

CORPORATE GOVERNANCE

ACCOUNTS, RISK MANAGEMENT AND INTERNAL CONTROL

Directors' Responsibility in Respect of the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2024. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor of the Company, PricewaterhouseCoopers, about their reporting responsibilities on the financial statements is set out in the "Independent auditor's report" of this annual report.

Risk Management and Internal Control Systems

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness annually. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including ESG, sales and revenue, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

- Risk management is integrated into the day-to-day operations of the Company, and is a continuous and proactive process carried out at all levels. The Company has valued the importance of the internal control systems and has implemented its internal control systems according to the Committee of Sponsoring Organizations of the Treadway Commission Framework.

- There are ongoing dialogues between the executive Directors and the management team of each core business division to assess the potential impact of current and emerging risks and their mitigation measures so as to institute additional controls in minimizing or eliminating potential financial, compliance or other risks to the Company's businesses.

CORPORATE GOVERNANCE

• As a public company listed in the United States and Hong Kong, the Company is subject to, among others, the Sarbanes-Oxley Act, together with the rules implemented by the U.S. Securities and Exchange Commission and applicable market regulators. The Sarbanes-Oxley Act requires, among other things, that the Company to maintain effective internal control for financial reporting and disclosure controls and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management is responsible for establishing and maintaining adequate internal control over our financial reporting process, and the Audit Committee oversees our financial reporting process on behalf of the Board. The Company performs system and process evaluations and testing of our internal control over financial reporting, in order to allow management to report on the effectiveness of our internal control over financial reporting and describe any material weakness in internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.

The Company's internal audit department is responsible for reviewing the effectiveness of internal controls and reporting to the Audit Committee on any issues identified. Our internal audit department members are required to report to the Audit Committee to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues to ensure that any major issues identified are channelled to the committee on a timely basis. The Audit Committee then discusses the issues and reports to the Board.

The Board is responsible for the Group's risk management and internal control systems and reviews their effectiveness once every year. On behalf of the Board, the Audit Committee reviews the effectiveness of the Group's risk management and internal control systems on an annual basis.

The Board has completed the review of the effectiveness of the Group's risk management and internal control systems and believes that for the year ended December 31, 2024, the Group's risk management and internal control systems are effective and adequate.

In addition, the Board believes that the Company's accounting and financial reporting functions as well as the ESG performance and reporting functions have been performed by staff with the appropriate qualifications and experience and that such staff receives appropriate and sufficient training and development. Based on the report of the Audit Committee, the Board also believes that sufficient resources have been obtained for the Company's internal audit function and that its staff qualifications and experience, training etc., are sufficient.

Furthermore, the Company has also put in place a disclosure of information policy for the handling and disclosure of inside information. The policy sets out the procedures and internal controls for the handling and dissemination of inside information in a timely manner and provides the Directors, senior management and relevant employees a general guide in monitoring information disclosure and responding to enquiries. For example, prior to the public disclosure of information, the Company, Directors, senior management and other insiders shall be responsible for keeping such information confidential and limit the access to the same as much as possible. Further, control procedures have been implemented to ensure that the unauthorized access and use of inside information is strictly prohibited. For instance, the Company shall enter into the confidentiality agreement with the counterparties to protect the undisclosed information.

CORPORATE GOVERNANCE

Anti-Corruption and Whistleblowing Policies

The Company has adopted a whistleblowing policy in accordance with code provision D.2.6 of the CG Code, as well as its Code of Business Conduct and Ethics as the Company's anti-corruption policies, in accordance with code provision D.2.7 of the CG Code. The said policies outline the principles and guidelines that the Company intends to apply to promote and support anti-corruption laws and regulations and to establish a whistleblowing system for employees and those who deal with the Company to raise concerns, in confidence and with anonymity, with the Audit Committee any material improprieties related to the Company. These policies are reviewed from time to time to ensure their relevance and appropriateness to the Group's business, corporate strategy and stakeholder expectations.

JOINT COMPANY SECRETARIES

Ms. Huaiyuan Liang (梁懷元) and Mr. Wing Yat Christopher Lui (呂穎一) are the Company's joint company secretaries.

Ms. Huaiyuan Liang has been appointed as one of our joint company secretaries with effect from August 29, 2023. Ms. Liang currently serves as the Company's director of compliance, and her responsibilities mainly cover compliance with listing requirements and corporate governance. Ms. Liang joined the Company in January 2019 and served in various roles across the department of corporate strategy and capital markets of the Company. Ms. Liang received her bachelor's degree from the Renmin University of China and her master's degree from Duke University. Ms. Liang holds the Chartered Financial Analyst (CFA) designation and is also a Certified Financial Risk Manager (FRM).

Mr. Wing Yat Christopher Lui is a senior manager of Company Secretarial Services of Vistra Group, an external secretarial service provider.

Ms. Huaiyuan Liang has been designated as the primary contact person at the Company who would work and communicate with Mr. Wing Yat Christopher Lui on the Company's corporate governance and secretarial and administrative matters.

During the Reporting Period, each of Ms. Huaiyuan Liang and Mr. Wing Yat Christopher Lui has taken no less than 15 hours of relevant professional training.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and Board practices and matters.

SHAREHOLDERS

Communication with Shareholders and Investor Relations

The Board adopted a Shareholders' communication policy on December 14, 2022, with reference to the CG Code.

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. To enable Shareholders to exercise their rights in an informed manner based on a good understanding of the Company's operations, businesses and financial information, the Board adopted the Shareholders' communication policy on December 14, 2022, with reference to the CG Code. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At annual general meetings, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

CORPORATE GOVERNANCE

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

During the Reporting Period, the Corporate Governance Committee reviewed the Shareholders' communication policy to ensure its implementation and effectiveness, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules. In light of the above communication channels and policies already in force and in the paragraph headed "Shareholders' Rights", and the annual general meeting of the Company held every year which enabled the Directors to exchange views with the Shareholders and answer their enquiries, the Company consider the implementation and effectiveness of the Shareholders' communication policy were effective.

Shareholders' Rights

To safeguard Shareholders' interests and rights are adequately protected, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and the Hong Kong Stock Exchange after each general meeting.

Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 66 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, shares representing not less than one-tenth of the paid up capital of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The written requisition must be sent to the Board or the company secretary at the Company's registered office at PO Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands, specifying the objects of the meeting and the resolutions to be added to the meeting agenda and signed by the requisitionists. If the Directors do not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists or any of them representing more than one-tenth of the total voting rights of all the requisitionists, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said 21 calendar days.

Procedure for Shareholders to Propose a Person for Election as a Director

If a shareholder wishes to propose a person for election as a director at a general meeting, he/she should provide a written requisition to the company secretary or the Board to call an extraordinary meeting following the procedures set forth above, or lodge a written notice to the Company's registered office. Detailed procedures for shareholders to propose a person for election as a director are available on the Company Website under the section headed "Governance – Governance Document".

Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CORPORATE GOVERNANCE

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the joint company secretaries:

Address: 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, 100020, People's Republic of China
Email: cosec@kanzhun.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

DIVIDEND POLICY

The Board has discretion on whether to distribute dividends from time to time. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Our Company currently does not have a predetermined dividend payout ratio. The Board may declare, and our Company may pay, dividends after taking into account the results of operations, financial condition, cash flow, operating and capital expenditure requirements, future business development strategies and estimates and other factors as it may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our Shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us.

If we pay any dividends on our Shares, we will pay those dividends which are payable in respect of the underlying Class A Ordinary Shares represented by the ADSs to the depositary, as the registered holder of such Class A Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A Ordinary Shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Shares, if any, will be paid in U.S. dollars.

DISCLOSURE OF OTHER INFORMATION

Significant Changes to Constitutional Documents
There was no significant change in the constitutional documents of the Company during the Reporting Period.

Compliance with the Model Code for Securities Transactions by Directors
The Company has adopted the Code, with terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

CORPORATE GOVERNANCE

Specific enquiry has been made of all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period.

Auditor's Remuneration

The remuneration paid/payable to the Company's external auditor during the Reporting Period, including a breakdown of the remuneration, was disclosed in Note 2(s) to the consolidated financial statements. The audit services included professional services provided by the auditor for the audit of the annual financial statements and the review of the interim financial statements. The non-audit services conducted by the external auditor and its affiliates mainly include ESG service.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Zhao	Interest through controlled corporation/founder of a discretionary trust/ beneficiary of a trust	138,490,401 Class B Ordinary Shares[2] (L)	100.00%
Mr. Yu Zhang	Beneficial interest	9,036,950 Class A Ordinary Shares[3] (L)	1.19%
Mr. Xu Chen	Beneficial interest	1,913,720 Class A Ordinary Shares[4] (L)	0.25%
Mr. Tao Zhang	Beneficial interest	3,023,258 Class A Ordinary Shares[5] (L)	0.40%
Ms. Xiehua Wang	Beneficial interest	1,189,304 Class A Ordinary Shares[6] (L)	0.16%
Mr. Yonggang Sun	Beneficial interest	13,946 Class A Ordinary Shares[7] (L)	0.00%
Mr. Yan Li	Beneficial interest	8,424 Class A Ordinary Shares[8] (L)	0.00%
Ms. Mengyuan Dong	Beneficial interest	8,424 Class A Ordinary Shares[9] (L)	0.00%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 761,611,449 Class A Ordinary Shares and 138,490,401 Class B Ordinary Shares issued and outstanding as of December 31, 2024 (excluding the 51,654 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position.

(2)   Represents 138,490,401 Class B Ordinary Shares held by Techwolf Limited, a British Virgin Islands company. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family. Mr. Zhao disposed 60,000 Class B Ordinary Shares on December 31, 2024. The disposal was settled on January 6, 2025.

(3)   Represents (i) 79,200 Class A Ordinary Shares held by Mr. Yu Zhang directly, and (ii) beneficial interest in 8,741,374 Shares underlying the outstanding options and 216,376 Shares underlying the outstanding restricted share units granted to Mr. Yu Zhang under the 2020 Share Incentive Plan.

(4)   Represents (i) 98,056 Class A Ordinary Shares held by Mr. Xu Chen directly and the beneficial interest in (ii) 184,522 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Xu Chen under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares and (iii) 1,421,000 Shares underlying the outstanding options and 210,142 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan.

(5)   Represents (i) 85,458 Class A Ordinary Shares held by Mr. Tao Zhang directly and the beneficial interest in (ii) 2,365,876 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Tao Zhang under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, (iii) 265,000 Shares underlying the outstanding options and 234,898 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan and (iv) 72,026 Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(6)   Represents (i) 604,166 Class A Ordinary Shares held by Ms. Xiehua Wang directly, and (ii) beneficial interest in 282,130 Shares underlying the outstanding options and 303,008 Shares underlying the outstanding restricted share units granted to her under the 2020 Share Incentive Plan.

(7)   Represents (i) 5,522 Class A Ordinary Shares held by Mr. Yonggang Sun directly and (ii) beneficial interest in 8,424 Shares underlying the outstanding options granted to him under the 2020 Share Incentive Plan.

(8)   Represents (i) 8,424 Class A Ordinary Shares held by Mr. Yan Li directly.

(9)   Represents (i) 4,212 Class A Ordinary Shares held by Ms. Mengyuan Dong directly and (ii) beneficial interest in 4,212 Shares underlying the outstanding restricted share units granted to her under the Post-IPO Share Scheme.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2024, so far as the Directors are aware, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
JPMorgan Chase & Co.[2]	Investment manager/beneficial owner/persons having a security interest in shares/trustee/approved lending agent	82,918,656 (L) 55,275,170 (P) 3,380,648 (S)	10.89% 7.26% 0.44%
Image Frame Investment (HK) Limited[3]	Beneficial interest	73,500,369 (L)	9.65%
Tencent Holdings Limited[3]	Interest in controlled corporation	73,500,369 (L)	9.65%
Class B Ordinary Shares			
UBS Trustees (B.V.I.) Limited[4]	Trustee	138,490,401 (L)	100.00%
Techwolf Limited[4]	Beneficial interest	138,490,401 (L)	100.00%
Mr. Zhao[4]	Interest through controlled corporations/founder of a discretionary trust/ beneficiary of a trust	138,490,401 (L)	100.00%

Notes:

(1)   The calculation is based on the total number of 761,611,449 Class A Ordinary Shares and 138,490,401 Class B Ordinary Shares issued and outstanding as of December 31, 2024 (excluding the 51,654 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

(2)   JPMorgan Chase & Co. was interested in an aggregated 82,918,656 Class A Ordinary Shares (long position), 55,275,170 Class A Ordinary Shares (lending pool), and 3,380,648 Class A Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event on December 13, 2024, such Class A Ordinary Shares were held by JPMorgan Chase & Co. through certain of its controlled corporations.

(3)   Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (HKSE: 0700). As such, Tencent Holdings Limited is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(4)   Techwolf Limited is a British Virgin Islands company. The entire interest in Techwolf Limited is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of a trust, which was established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family. Mr. Zhao disposed 60,000 Class B Ordinary Shares on December 31, 2024. The disposal was settled on January 6, 2025.

OTHER INFORMATION

SHARE INCENTIVE PLANS

The Company has two existing share schemes, namely the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

6,185,856 Class A Ordinary Shares, representing approximately 0.70% of the weighted average of issued and outstanding Shares of the Company, may be issued in respect of all awards granted during the Reporting Period to eligible participants pursuant to the Post-IPO Share Scheme.

1. **2020 Share Incentive Plan**

   The 2020 Share Incentive Plan was approved and adopted by the Company on September 19, 2020 and amended and restated on in May 21, 2021.

   Purpose

   The purpose of the 2020 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of the Company's business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company or to increase this interest, by permitting them to acquire Shares of the Company.

   Eligible Participants

   Persons eligible to participate in the 2020 Share Incentive Plan include employees, directors and consultants. The awards granted were in the form of options, restricted share purchase rights, share appreciation rights and restricted shares.

   Maximum Number of New Shares Available for Issue

   The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 145,696,410, and it will be increased on the first day of each fiscal year by 1.5% of our total number of issued and outstanding shares on an as-converted basis on the last day of the immediately preceding calendar year; after five of such automatic annual increases, our board of directors will determine the amount of annual increases, if any, to the maximum number of ordinary shares issuable under the 2020 Share Incentive Plan. We have undertaken not to grant any further awards pursuant to the 2020 Share Incentive Plan after the Listing.

   Given that no further awards would be granted under the 2020 Share Incentive Plan, the outstanding number of awards would be equivalent to the number of new Class A Ordinary Shares available for issue under the 2020 Share Incentive Plan. As of the Latest Practicable Date, outstanding share options and restricted share units representing 42,947,462 underlying Class A Ordinary Shares, being approximately 4.72% of the issued and outstanding shares of the Company as of the Latest Practicable Date, were available for issue under the 2020 Share Incentive Plan.

OTHER INFORMATION

Limit for Each Participant

Under the 2020 Share Incentive Plan, there is no specific limit on the maximum number of Shares which may be granted to a single eligible participant but unvested under the 2020 Share Incentive Plan.

Vesting Period

The vesting criteria and conditions, and the vesting date are specified in the award agreement. Details of the vesting period of individual grants are stated in the table below.

Period of the 2020 Share Incentive Plan

The 2020 Share Incentive Plan commenced on September 19, 2020 and will expire on September 19, 2030. Upon expiry of the 2020 Share Incentive Plan, any Awards that are outstanding shall remain in force according to the terms of the 2020 Share Incentive Plan and the applicable award agreement.

Exercise Price and Purchase Price

Each award agreement shall specify the amount for which one Share may be purchased upon exercise or vesting of an award.

The purchase price, if any, shall be determined by the administrator of the 2020 Share Incentive Plan in its sole discretion.

The entire purchase price or exercise price (as the case may be) for Shares issued under the 2020 Share Incentive Plan shall be payable in cash or cash equivalents at the time when the Shares are purchased.

Further details of the 2020 Share Incentive Plan are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 1. 2020 Share Incentive Plan" of Appendix IV to the Listing Document.

OTHER INFORMATION

The Company has not granted further awards under the 2020 Share Incentive Plan after the Listing Date. Details of the outstanding options under the 2020 Share Incentive Plan (to be satisfied by new Shares) are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price per Share (US$)	Outstanding as of January 1, 2024	Exercised during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of December 31, 2024	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Directors										
Yu Zhang	Executive Director and Chief Financial Officer	May 18, 2019 to June 1, 2021	Immediately; 4 years	10 years	0.7-5.33	9,000,000	258,626	–	8,741,374	9.15
Xu Chen	Executive Director and Chief Marketing Officer	August 1, 2018 to February 18, 2021	4 years	10 years	0.5-3.0807	1,421,000	–	–	1,421,000	N/A
Tao Zhang	Executive Director and Chief Technology Officer	October 16, 2020	4 years	10 years	3.0807	265,000	–	–	265,000	N/A
Xiehua Wang	Executive Director	December 20, 2018 to December 1, 2020	4 years	10 years	1.56-3.0807	482,130	200,000	–	282,130	10.58
Yonggang Sun	Independent non-executive Director	July 10, 2021 to June 15, 2022	Immediately	10 years	0.0001	8,424	–	–	8,424	N/A
Other grantees by category										
Employee participants	N/A	July 21, 2014 to June 12, 2021	Immediately; 2 years and 4 years	10 years	0.0001-9	44,356,938	9,762,392	1,025,846	33,568,700	9.35
Service providers	N/A	January 1, 2015 to April 10, 2021	Immediately; 4 years	10 years	0.3-3.0807	298,488	26,888	–	271,600	9.02
Total						**55,831,980**	**10,247,906**	**1,025,846**	**44,558,228**	

Note:

(1) There was no option which lapsed during the Reporting Period.

OTHER INFORMATION

Details of the outstanding restricted share units granted under the 2020 Share Incentive Plan (to be satisfied by new Shares) are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase Price per Share (US$)	Outstanding as of January 1, 2024	Vested and settled during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of December 31, 2024	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors									
Yu Zhang	Executive Director and Chief Financial Officer	March 15, 2022 to December 3, 2022	4 years	–	324,564	108,188	–	216,376	7.76
Xu Chen	Executive Director and Chief Marketing Officer	March 15, 2022 to December 3, 2022	4 years	–	315,214	105,072	–	210,142	7.04
Tao Zhang	Executive Director and Chief Technology Officer	March 15, 2022 to December 3, 2022	4 years	–	352,348	117,450	–	234,898	7.54
Xiehua Wang	Executive Director	March 15, 2022 to June 15, 2022	4 years	–	454,512	151,504	–	303,008	10.13
Other grantees by category									
Employee participants	N/A	September 15, 2021 to December 5, 2022	4 years	–	12,595,142	4,439,024	953,592	7,202,526	7.76
Service providers	N/A	September 15, 2022	4 years	–	60,000	20,000	–	40,000	6.05
Total					**14,101,780**	**4,941,238**	**953,592**	**8,206,950**	

Note:

(1)   There was no restricted share unit which lapsed during the Reporting Period.

OTHER INFORMATION

2. **Post-IPO Share Scheme**

The Post-IPO Share Scheme was adopted pursuant to the resolutions of the Shareholders passed on December 14, 2022.

Purpose

The purpose of the Post-IPO Share Scheme is to provide selected participants with the opportunity to acquire shareholding interests in the Company so as to align the interests of the selected participants with those of our Company and to encourage selected participants to contribute to enhancing the value of our Company and its Shares for the benefit of our Company and Shareholders as a whole. The Post-IPO Share Scheme will provide our Company with a flexible means of retaining, incentivizing, rewarding, remunerating, compensating and/or providing benefits to selected participants.

Selected Participants

Any individual, who is: (a) an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the Post-IPO Share Scheme as an inducement to enter into employment contracts with any member of our Group; or (b) an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company, as determined by the chairperson of the Board or the award management committee (provided that such committee is established) of the Company as established and authorised by the Board or person(s) to which the Board has delegated its authority (as applicable) (the "**Scheme Administrator**") from time to time to be entitled to participate in the Post-IPO Share Scheme. However, no individual who is resident in a place where the grant, acceptance or exercise of options pursuant to the Post-IPO Share Scheme is not permitted under the laws and regulations of such place or where, in the view of the Board or its delegate(s), compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options.

Maximum Number of Shares Available for Award

The total number of Shares which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and awards to be granted under any other share schemes of the Company is 86,380,904 Class A Ordinary Shares, being no more than 10% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Scheme Mandate Limit**") and the total number of existing Class A Ordinary Shares in issue which may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the date the Listing Date and rounded down to the nearest integer (the "**Existing Shares Mandate Limit**"). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

OTHER INFORMATION

As of January 1, 2024, 60,446,268 Class A Ordinary Shares underlying awards were available for grant under the Post-IPO Share Scheme. During the Reporting Period, 6,185,856 Class A Ordinary Shares underlying awards were granted to eligible participants pursuant to the Post-IPO Share Scheme. As of December 31, 2024, 55,572,118 Class A Ordinary Shares underlying awards were available for grant under the Post-IPO Share Scheme.

As of January 1, 2024, 85,803,100 new Class A Ordinary Shares were available for issue under the Post-IPO Share Scheme. During the Reporting Period, 6,780,118 new Class A Ordinary Shares were issued to eligible participants pursuant to the Post-IPO Share Scheme. It follows that, as at December 31, 2024 and the Latest Practicable Date, the maximum number of new Class A Ordinary Shares available for issue under the Post-IPO Share Scheme were 79,022,982 and 77,847,484 new Class A Ordinary Shares, representing 8.78% and 8.55% of the issued and outstanding shares of the Company as of December 31, 2024 and the Latest Practicable Date, respectively.

Maximum Entitlement of a Grantee

Unless approved by our Shareholders, the total number of Class A Ordinary Shares issued and to be issued upon exercise of the options granted and to be granted under the Post-IPO Share Scheme and any other share option scheme(s) of the Company to each selected participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the "**Individual Limit**"). Any further grant of options to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all options granted and to be granted to such selected participant (including exercised, canceled and outstanding options) in the 12-month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of our Shareholders (with such selected participant and his associates abstaining from voting). For any options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such options for the purpose of calculating the exercise price of the options.

Remaining Life of the Post-IPO Share Scheme

The Post-IPO Share Scheme is valid and effective for a period of 10 years commencing from the Listing Date and up to December 22, 2032. The remaining life of the Post-IPO Share Scheme is approximately over seven years.

Exercise Period

An option may, subject to the terms and conditions upon which such option is granted, be exercised in whole or in part by the grantee giving notice in writing to the Company in such form as the Scheme Administrator may from time to time determine stating that the option is thereby exercised and the number of Class A Ordinary Shares in respect of which it is exercised.

The Scheme Administrator has the discretion to determine the minimum period(s) for which an option must be held and/ or any minimum performance target(s) that must be achieved before it can be exercised in whole or in part.

OTHER INFORMATION

Vesting Period

The Scheme Administrator may in respect of each award and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and/or any other criteria and conditions for vesting in its sole and absolute discretion. The vesting period for options and awards shall not be less than 12 months from the grant date, except that any options or awards granted to an employee may be subject to a shorter vesting period in the following circumstances:

(a)   grants of "make whole" awards or options to new employees to replace awards or options such employees forfeited when leaving their previous employers;

(b)   grants to an employee whose employment is terminated due to death or disability or event of force majeure;

(c)   grants of awards or options which are subject to the fulfilment of performance targets as determined in the conditions of his/her grant;

(d)   grants of awards or options the timing of which is determined by administrative or compliance requirements not connected with the performance of the relevant employee, in which case the vesting date may be adjusted to take account of the time from which the award or options would have been granted if not for such administrative or compliance requirements;

(e)   grants of awards or options with a mixed vesting schedule such that the awards or options vest evenly over a period of 12 months;

(f)   grants of awards or options with a total vesting and holding period of more than 12 months; or

(g)   grants of awards or options under specific circumstances which are subject to an explanation by the Board (or the compensation committee where the arrangements relate to awards or options to Directors and/or senior managers) as to why a shorter vesting period is appropriate and aligns with the purpose of the Post-IPO Share Scheme.

OTHER INFORMATION

Consideration and Exercise Price

The principal terms of the Post-IPO Share Scheme do not specify the amount payable on application or acceptance of the awards. The consideration to be paid for the Class A Ordinary Shares underlying the awards granted shall be determined by the Scheme Administrator and notified to the grantee in the award letter. For awards which take the form of options, the amount payable for each Share to be subscribed for in the event of the option being exercised shall be determined by the Scheme Administrator but shall in any event be no less than the higher of: (i) the closing price of the Shares as quoted on the principal exchange on the date of grant; and (ii) the average closing price of the Shares as quoted on the principal exchange for the five business days immediately preceding the date of grant.

The entire consideration or exercise price (as the case may be) for Shares issued shall be payable at the time when the Shares are purchased.

Details of the outstanding options granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price per Share (HK$)	Outstanding as of January 1, 2024	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of December 31, 2024	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of options at the date of grant during the Reporting Period[2] (US$)	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Employee participants	N/A	September 16, 2024	4 years	10 years	47.05	–	120,000[3]	–	–	120,000	None	46.65	0.1	N/A
Total						–	120,000	–	–	120,000				

Notes:

(1)　　There were no options which were cancelled during the Reporting Period.

(2)　　The fair value of the options is estimated using the binomial option-pricing model. Details of the Post-IPO Share Scheme (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 2(u) and Note 15 to the consolidated financial statements.

(3)　　For details, please refer to the announcement dated September 16, 2024 published by the Company.

OTHER INFORMATION

Details of the outstanding share awards in the form of restricted share units granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase price per Share (HK$)	Outstanding as of January 1, 2024	Granted during the Reporting Period	Vested and settled during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of December 31, 2024	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of restricted share units at the date of grant during the Reporting Period[3] (HK$)	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors													
Tao Zhang	Executive Director and Chief Technology Officer	March 27, 2023	4 years	–	96,034	–	24,008	–	72,026	None	–	–	9.15
Yonggang Sun	Independent non-executive Director	June 15, 2023	Immediately; 1 year	–	4,212	–	4,212	–	–	None	–	–	10.17
Yan Li	Independent non-executive Director	December 15, 2023	Immediately; 1 year	–	4,212	–	4,212	–	–	None	–	–	6.91
Shangyu Gao[2]	Independent non-executive Director	December 15, 2023	Immediately; 1 year	–	4,212	–	–	4,212	–	None	–	–	N/A
Mengyuan Dong	Independent non-executive Director	June 15, 2024	Immediately; 1 year	–	–	8,424	4,212	–	4,212	None	76.85	76.85	10.14

OTHER INFORMATION

Name	Role	Date of Grant	Vesting Period	Purchase price per Share (HK$)	Outstanding as of January 1, 2024	Granted during the Reporting Period	Vested and settled during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of December 31, 2024	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of restricted share units at the date of grant during the Reporting Period[3] (HK$)	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Other grantees by category													
Employee participants	N/A	March 27, 2023; June 15, 2023; September 15, 2023; December 15, 2023; March 15, 2024; June 15, 2024; September 16, 2024; December 15, 2024;	See Note [4] below	–	25,248,162	6,057,432[5]	6,743,474	1,307,494	23,254,626	None	77.8, 76.85, 46.65 and 55.05	73.05, 76.85, 46.65 and 55.05	8.39
Total					25,356,832	6,065,856	6,780,118	1,311,706	23,330,864				

OTHER INFORMATION

Notes:

(1)   There were no restricted share units which were cancelled during the Reporting Period.

(2)   On May 21, 2024, Ms. Shangyu Gao resigned as an independent non-executive Director of the Company.

(3)   The fair value of the RSUs is determined based on the market price of the Shares at the respective grant date. Details of the Post-IPO Share Scheme (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 2(u) and Note 15 to the consolidated financial statements.

(4)   The share awards can either be vested immediately or over a period of up to 4 years. For details, please refer to the announcements dated March 28, 2023, June 16, 2023, September 18, 2023, December 15, 2023, March 17, 2024, June 16, 2024, September 16, 2024 and December 16, 2024 published by the Company, respectively.

(5)   For details, please refer to the announcements dated March 17, 2024, June 16, 2024, September 16, 2024 and December 16, 2024 published by the Company, respectively.

Further details of the Post-IPO Share Scheme are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme" of Appendix IV to the Listing Document.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased a total of 835,095 ADSs (representing 1,670,190 Class A Ordinary Shares) at an aggregate consideration (before all the relevant expenses) of US$12,994,513.70 on the Nasdaq.

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

	Number of Class A Ordinary Shares repurchased	Price per ordinary share		Aggregate consideration paid (before all the relevant expenses)
Trading Month		Highest price paid	Lowest price paid	
		(US$)	*(US$)*	*(US$)*
March 2024	550,924	9.170	8.935	4,997,486.70
June 2024	297,950	10.345	9.445	2,997,019.46
September 2024	821,316	6.135	5.993	5,000,007.54
Total	**1,670,190**			**12,994,513.70**

OTHER INFORMATION

The Class A Ordinary Shares repurchased in March 2024, June 2024 and September 2024 were cancelled in April 2024, July 2024 and October 2024, respectively. Upon cancellation of the Repurchased Shares, Mr. Zhao, the WVR beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

The Board considers that the repurchases made by the Board reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the repurchases made by the Board is in the best interest of the Company and its Shareholders as a whole.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares) or on the Nasdaq during the Reporting Period. As of December 31, 2024, the Company did not hold any treasury shares.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Save as disclosed in this annual report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements for the year ended December 31, 2024 is prepared under U.S. GAAP, and the differences between U.S. GAAP and IFRS has been disclosed in Note 24 to such consolidated financial statements.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2024. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the date of this annual report.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

There were no significant events that might adversely affect the Group after December 31, 2024, and up to the date of this annual report.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2024 were approved and authorised for issue by the Board on April 10, 2025.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of KANZHUN LIMITED
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of KANZHUN LIMITED (the "Company") and its subsidiaries (the "Group"), which are set out on pages 68 to 121, comprise:

•   the consolidated balance sheet as at December 31, 2024;

•   the consolidated statement of comprehensive income for the year then ended;

•   the consolidated statement of cash flows for the year then ended;

•   the consolidated statement of changes in shareholders' equity for the year then ended; and

•   the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit is related to revenue recognition for online recruitment services to enterprise customers.

Key Audit Matter	How our audit addressed the Key Audit Matter
Revenue recognized for online recruitment services to enterprise customers	We performed the following procedures to address this key audit matter:
The Company's revenues are primarily derived from providing online recruitment services to enterprise customers.	• We understood, evaluated and tested the relevant controls relating to the revenue recognition for online recruitment services to enterprise customers.
Refer to Notes 2(o) and 12 to the consolidated financial statements, revenues derived from online recruitment services to enterprise customers were RMB7,270.0 million for the year ended December 31, 2024. Revenues are recognized when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred at a point in time or over time.	• We tested the information technology general control and relevant automated controls for the information technology systems used in the processing of revenue transactions.
We considered this a key audit matter as significant effort was spent in auditing the revenues due to the large volume of transactions.	• We tested the revenue transactions by reading contracts with customers and evaluating the appropriateness of the revenue recognition policies adopted by the Company's management.
	• We tested, on a sample basis, the revenue transactions by obtaining and inspecting contracts with customers, sales orders, evidence of cash receipts from customers, and system records for online recruitment service provided.
	• We recalculated revenue recognized for each type of online recruitment services selected.
	Based on the procedures performed, we considered that the revenue recognized for online recruitment services to enterprise customers was supported by the evidence obtained.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•   Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•   Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•   Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITOR'S REPORT

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jack Li.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 10, 2025

CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2023	2024
		(RMB in thousands, except share and per share data)	
ASSETS			
Current assets			
Cash and cash equivalents		2,472,959	**2,553,090**
Short-term time deposits	2(h)	6,922,803	**5,488,631**
Short-term investments	5	3,513,885	**6,639,389**
Accounts and notes receivable, net		16,727	**40,713**
Inventories		–	**3,042**
Amounts due from related parties	17	3,966	**7,258**
Prepayments and other current assets	6	442,697	**368,260**
Total current assets		13,373,037	**15,100,383**
Non-current assets			
Long-term investments	5	2,473,128	**1,914,530**
Property, equipment and software, net	7	1,793,488	**1,733,786**
Right-of-use assets, net	13	282,612	**302,856**
Intangible assets, net	8	8,093	**252,589**
Goodwill		5,690	**6,528**
Other non-current assets		4,000	**–**
Total non-current assets		4,567,011	**4,210,289**
Total assets		17,940,048	**19,310,672**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	9	629,216	**110,668**
Deferred revenue	2(o)	2,794,075	**3,084,839**
Other payables and accrued liabilities	10	779,046	**815,767**
Operating lease liabilities, current	13	155,014	**180,782**
Total current liabilities		4,357,351	**4,192,056**

CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31,	
		2023	**2024**
		(RMB in thousands, except share and per share data)	
Non-current liabilities			
Operating lease liabilities, non-current	13	125,079	**121,345**
Deferred tax liabilities	14	28,425	**34,451**
Total non-current liabilities		153,504	**155,796**
Total liabilities		4,510,855	**4,347,852**
Commitments and contingencies	19		
Shareholders' equity			
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 750,523,103 Class A ordinary shares issued and 740,172,377 outstanding, 139,630,401 Class B ordinary shares issued and outstanding as of December 31, 2023; 761,663,103 Class A ordinary shares issued and 730,807,661 outstanding, 138,490,401 Class B ordinary shares issued and outstanding as of December 31, 2024)		564	**571**
Treasury shares	11	(479,730)	**(1,519,708)**
Additional paid-in capital		15,496,811	**16,234,535**
Statutory reserves		5,000	**15,051**
Accumulated other comprehensive income		898,810	**1,054,562**
Accumulated deficit		(2,492,253)	**(917,640)**
Total KANZHUN LIMITED shareholders' equity		13,429,202	**14,867,371**
Non-controlling interests		(9)	**95,449**
Total shareholders' equity		13,429,193	**14,962,820**
Total liabilities and shareholders' equity		17,940,048	**19,310,672**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	2023	For the year ended December 31, 2024
		(RMB in thousands, except share and per share data)	
Revenues			
Online recruitment services to enterprise customers		5,889,101	**7,270,026**
Others		62,927	**85,651**
Total revenues	12	5,952,028	**7,355,677**
Operating cost and expenses			
Cost of revenues		(1,059,861)	**(1,239,712)**
Sales and marketing expenses		(1,991,226)	**(2,073,052)**
Research and development expenses		(1,543,568)	**(1,815,809)**
General and administrative expenses		(811,787)	**(1,093,949)**
Total operating cost and expenses		(5,406,442)	**(6,222,522)**
Other operating income, net		35,385	**39,791**
Income from operations		580,971	**1,172,946**
Interest and investment income, net		606,757	**625,282**
Foreign exchange gain/(loss)		1,088	**(68)**
Other income, net		32,973	**34,500**
Income before income tax expenses		1,221,789	**1,832,660**
Income tax expenses	14	(122,571)	**(265,634)**
Net income		1,099,218	**1,567,026**
Net loss attributable to non-controlling interests		9	**17,638**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		1,099,227	**1,584,664**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the year ended December 31,	
		2023	2024
		(RMB in thousands, except share and per share data)	
Weighted average number of ordinary shares used in computing net income per share	16		
– Basic		870,304,878	**881,882,225**
– Diluted		902,735,995	**909,228,757**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	16		
– Basic		1.26	**1.80**
– Diluted		1.22	**1.74**
Other comprehensive income, net of tax			
Foreign currency translation adjustments		186,976	**154,202**
Unrealized gains on available-for-sale investments		16,650	**1,701**
Total other comprehensive income		203,626	**155,903**
Total comprehensive income		1,302,844	**1,722,929**
Comprehensive loss attributable to non-controlling interests		9	**17,487**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,302,853	**1,740,416**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Cash flows from operating activities		
Net income	1,099,218	1,567,026
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation	1,056,967	1,143,685
Depreciation of property, equipment and software	256,594	468,378
Amortization of intangible assets	2,158	33,504
Amortization of right-of-use assets	169,137	184,601
Loss from disposal of property, equipment and software	183	649
Foreign exchange (gain)/loss	(1,088)	68
Interest and investment income	(288,042)	(11,140)
Deferred income tax expenses	14,083	8,538
Allowance for credit losses	86	793
Changes in operating assets and liabilities:		
Accounts and notes receivable	(7,037)	(17,487)
Inventories	–	(3,042)
Prepayments and other current assets	123,933	133,760
Amounts due from related parties	1,748	(3,249)
Other non-current assets	–	4,000
Accounts payable	24,744	(28,677)
Deferred revenue	733,183	289,505
Other payables and accrued liabilities	31,931	(47,933)
Operating lease liabilities	(170,789)	(180,484)
Net cash provided by operating activities	3,047,009	3,542,495
Cash flows from investing activities		
Purchases of property, equipment and software	(955,511)	(856,047)
Disposal of property, equipment and software	6,953	120
Purchases of time deposits	(9,698,390)	(6,117,060)
Maturities of time deposits	3,982,982	7,600,176
Purchases of short-term and long-term investments	(9,563,742)	(10,396,017)
Maturities of short-term and long-term investments	6,289,129	7,902,150
Payments for business acquisitions, net of cash acquired	(66)	(150,221)
Net cash used in investing activities	(9,938,645)	(2,016,899)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Cash flows from financing activities		
Proceeds from exercise of share-based awards	217,712	191,320
Repurchase of ordinary shares	(71,835)	(1,651,859)
Payment of dividends	(562,899)	–
Net cash used in financing activities	(417,022)	(1,460,539)
Effect of exchange rate changes on cash and cash equivalents	29,793	15,074
Net (decrease)/increase in cash and cash equivalents	(7,278,865)	80,131
Cash and cash equivalents at beginning of the year	9,751,824	2,472,959
Cash and cash equivalents at end of the year	2,472,959	2,553,090
Supplemental cash flow disclosure		
Cash paid for income tax	133,456	306,758
Supplemental disclosures of non-cash investing and financing activities		
Changes in payables for purchase of property, equipment and software	419,175	(527,372)
Changes in consideration payable for share repurchase	113,802	(20,324)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | | Attributable to KANZHUN LIMITED | | | | | | | |
| | | Ordinary shares | | | | Accumulated | | | |
	Notes	Number of shares outstanding	Amount	Treasury shares	Additional paid-in capital	Statutory reserves	other comprehensive income	Accumulated deficit	Non-controlling interests	Total shareholders' equity
					(RMB in thousands, except share data)					
Balance as of January 1, 2023		865,413,376	564	(918,894)	15,450,389	–	695,184	(3,586,480)	–	11,640,763
Net income		–	–	–	–	–	–	1,099,227	(9)	1,099,218
Foreign currency translation adjustments		–	–	–	–	–	186,976	–	–	186,976
Unrealized gains on available-for-sale investments		–	–	–	–	–	16,650	–	–	16,650
Share-based compensation		–	–	–	1,056,967	–	–	–	–	1,056,967
Exercise of share options and vesting of restricted share units ("RSUs")		17,920,314	–	623,862	(442,294)	–	–	–	–	181,568
Repurchase of ordinary shares	11	(3,530,912)	–	(184,698)	–	–	–	–	–	(184,698)
Cash dividends declared	11	–	–	–	(568,251)	–	–	–	–	(568,251)
Appropriation to statutory reserves		–	–	–	–	5,000	–	(5,000)	–	–
Balance as of December 31, 2023		879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	(9)	13,429,193
Net income		–	–	–	–	–	–	1,584,664	(17,638)	1,567,026
Foreign currency translation adjustments		–	–	–	–	–	154,051	–	151	154,202
Unrealized gains on available-for-sale investments		–	–	–	–	–	1,701	–	–	1,701
Share-based compensation		–	–	–	1,143,685	–	–	–	–	1,143,685
Exercise of share options and vesting of RSUs		21,969,262	–	593,016	(405,961)	–	–	–	–	187,055
Repurchase of ordinary shares	11	(32,473,978)	–	(1,632,987)	–	–	–	–	–	(1,632,987)
Issuance of ordinary shares as treasury shares		–	7	(7)	–	–	–	–	–	–
Acquisition of a subsidiary	4	–	–	–	–	–	–	–	112,945	112,945
Appropriation to statutory reserves		–	–	–	–	10,051	–	(10,051)	–	–
Balance as of December 31, 2024		869,298,062	571	(1,519,708)	16,234,535	15,051	1,054,562	(917,640)	95,449	14,962,820

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

(b) Organization of the Group

As of December 31, 2024, the Company's principal subsidiaries and consolidated VIE, which are limited liability companies, are as follows:

Company name	Place of incorporation	Date of incorporation	Issued and paid-up share capital (In thousands)	Equity interest/ economic interest held	Principal activities and place of operation
Principal subsidiaries					
Techfish Limited	Hong Kong, China	February 14, 2014	–*	100%	Investment holding in Hong Kong
Beijing Highland Wolf Technology Co., Ltd. (the "WFOE")	Beijing, China	December 6, 2023	US$100	100%	Management consultancy and technical services in the PRC
VIE					
Beijing Huapin Borui Network Technology Co., Ltd. ("Huapin")	Beijing, China	December 25, 2013	RMB9,002	100%	Online recruitment services in the PRC

* The absolute amount is less than HK$1,000.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(c) Consolidated variable interest entity

In order to comply with the PRC laws and regulations that prohibit or restrict foreign investments in companies involved in restricted businesses, the Group operates its restricted businesses in the PRC mainly through the VIE, Huapin, and its subsidiaries, whose equity interests are held by certain management members of the Group (the "Registered Shareholders"). Before 2024, the Company entered into a series of contractual arrangements through its subsidiary, Beijing Glorywolf Co., Ltd., with Huapin and its respective Registered Shareholders. In January 2024, these original contractual arrangements were superseded by new contractual arrangements entered into among the WFOE, Huapin and its Registered Shareholders. Pursuant to these contractual arrangements, the Company has the power to direct activities of Huapin that most significantly affect its economic performance and receives substantially all of the economic benefits from Huapin. Accordingly, the Company obtains a controlling financial interest in the VIE. The Company is deemed to be the ultimate primary beneficiary of the VIE, and therefore consolidates the VIE's results of operations, assets and liabilities in the Group's consolidated financial statements under the accounting principles generally accepted in the United States of America ("U.S. GAAP").

The principal terms of the contractual agreements entered into by and among the Company, through the WFOE, the VIE and the Registered Shareholders are further described below.

Exclusive Technology and Service Co-operation Agreement

Pursuant to the Exclusive Technology and Service Co-operation Agreement, the VIE has agreed to engage the WFOE as the exclusive provider of management consultancy, technical and other services as agreed. The VIE shall pay service fee to the WFOE, which shall be equivalent to total consolidated profit of the VIE and its subsidiaries, after offsetting the prior-year accumulated loss (if any), operating cost and expenses, taxes and other statutory contributions. Notwithstanding the foregoing, the WFOE shall have the right to adjust the level of the service fee by taking into account such factors as (a) the complexity and difficulty of the services, (b) the time taken for the services, (c) the scope and commercial value of the management consultancy, technical and other services, (d) the scope and commercial value of intellectual property licensing and leasing services, and (e) the market reference price for services of similar kinds.

The Exclusive Technology and Service Co-operation Agreement shall remain effective until, among others, the date on which the WFOE or its designated party is formally registered as the shareholder of the VIE, in the case where the WFOE is permitted by the PRC laws to directly hold the VIE's equity interests and the WFOE and its subsidiaries and branches are allowed to engage in the business being currently operated by the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(c) Consolidated variable interest entity *(Continued)*

Exclusive Purchase Option Agreement

Pursuant to the Exclusive Purchase Option Agreement, the Registered Shareholders of the VIE have granted the WFOE or its offshore parent company or its directly or indirectly owned subsidiaries, an exclusive and irrevocable right to purchase all or any part of the respective equity interests in the VIE from the Registered Shareholders. Among others, the VIE and the Registered Shareholders irrevocably covenanted that unless with prior written consent by the WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets (other than the assets necessary for its ordinary course of business), and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of their equity interests in the VIE, other than the pledge of the VIE's equity interests pursuant to these contractual arrangements. The purchase price payable by the WFOE or its designee in respect of the transfer of the entire equity interests and/or total assets of the VIE shall be the nominal price, or the minimum price required by relevant PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by the WFOE and/or its designee to the VIE and/or Registered Shareholders at any such price shall be returned by the VIE and/or Registered Shareholders at the time and in the form requested by the WFOE.

The Exclusive Purchase Option Agreement shall remain effective for ten years with the WFOE having the option to renew it until all the equity interests in and/or all assets of the VIE have been transferred to the WFOE and/or its designee (registration has been completed for the change of members), and the WFOE and its subsidiaries and branches can legally engage in the business of the VIE.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the Registered Shareholders of the VIE have pledged all of equity interests in the VIE to the WFOE to guarantee performance of their obligations under the contractual arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the contractual arrangements. In the event of a breach by the VIE or any of its Registered Shareholders of contractual obligations under the Equity Pledge Agreement, the WFOE will have the right to (1) demand all the outstanding payments according to the Exclusive Technology and Service Co-operation Agreement, and/or (2) exercise its right of pledge according to the Equity Pledge Agreement, or otherwise dispose of the pledged equity interests in accordance with applicable laws, unless the event of default has been resolved in the satisfactory of the WFOE in time.

The Equity Pledge Agreement shall remain valid until, among others, the VIE and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed relevant deregistration procedure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(c) Consolidated variable interest entity *(Continued)*

Spousal Consent Letter

Pursuant to the Spousal Consent Letter, the spouses of the Registered Shareholders unconditionally and irrevocably consented to the execution of the relevant contractual agreements and to the disposal in accordance therewith of the equity interests in the VIE held by the Registered Shareholders (as the case may be). Additionally, each of the spouses agreed not to make any claim with respect to the equity interests in the VIE held by such Registered Shareholder, and to be bound by the relevant contractual agreements if for any reason the spouses acquire any equity interest in VIE held by each Registered Shareholder.

Power of Attorney

Pursuant to the Power of Attorney, each of the Registered Shareholders appointed the WFOE and/or its designee as their sole and exclusive agent to act on their behalf on all matters concerning the VIE and to exercise all of their rights as shareholders of the VIE, including but not limited to (1) to propose, convene and attend shareholders meetings and sign minutes and resolutions, (2) to exercise all shareholder rights that they are entitled to under PRC law and the relevant articles of association, including but not limited to, the right to vote and the right to sell, transfer, pledge or disposal of all or part of their shareholding; and (3) to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE.

(d) Risks in relations to the VIE structure

The Group believes that the contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are in compliance with applicable PRC laws and regulations. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. The PRC Foreign Investment Law, effective from January 1, 2020, doesn't explicitly classify contractual arrangements as a form of foreign investments. There are uncertainties with respect to its implementation and interpretation, and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company's VIE structure are found to be in violation of any existing or future PRC law and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including but not limited to levying fines, confiscating the Group's income from the VIE, revoking the Group's business licenses or operating licenses, requiring the Group to restructure its ownership structure or operations, discontinuing or placing restrictions on the Group's operations. The imposition of these penalties may result in a severe adverse impact on the Company's ability to direct the activities of the VIE or receive economic benefits from the VIE, which may result in the deconsolidation of the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

The following table set forth the financial information of the VIE and VIE's subsidiaries included in the Group's consolidated financial statements after the elimination of intercompany balances and transactions among the VIE and its subsidiaries:

	As of December 31,	
	2023	2024
	(RMB in thousands)	
ASSETS		
Current assets		
Cash and cash equivalents	1,143,968	**1,414,184**
Short-term time deposits	211,442	**–**
Short-term investments	2,679,963	**4,445,982**
Accounts and notes receivable, net	3,691	**24,988**
Inventories	–	**3,042**
Amounts due from Group companies	200,970	**379,885**
Amounts due from related parties	3,937	**6,585**
Prepayments and other current assets	415,686	**276,936**
Total current assets	4,659,657	**6,551,602**
Non-current assets		
Long-term investments	149,588	**252,492**
Property, equipment and software, net	1,661,132	**1,469,151**
Right-of-use assets, net	260,056	**207,835**
Intangible assets, net	277	**189**
Other non-current assets	4,000	**–**
Total non-current assets	2,075,053	**1,929,667**
Total assets	6,734,710	**8,481,269**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

	As of December 31,	
	2023	**2024**
	(RMB in thousands)	
LIABILITIES		
Current liabilities		
Accounts payable	628,645	**71,692**
Deferred revenue	2,649,582	**2,790,780**
Other payables and accrued liabilities	623,381	**493,032**
Amounts due to Group companies	68,966	**228,135**
Operating lease liabilities, current	146,102	**143,588**
Total current liabilities	4,116,676	**3,727,227**
Non-current liabilities		
Operating lease liabilities, non-current	112,115	**61,002**
Deferred tax liabilities	26,455	**21,861**
Total non-current liabilities	138,570	**82,863**
Total liabilities	4,255,246	**3,810,090**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES AND ORGANIZATION *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Total revenues	5,867,883	7,051,500
Cost of revenues	(1,057,018)	(1,138,098)
Net income	697,038	1,368,323

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Net cash provided by operating activities	2,717,909	2,747,052
Net cash used in investing activities	(2,594,184)	(2,476,836)
Net cash used in financing activities	–	–
Net increase in cash and cash equivalents	123,725	270,216
Cash and cash equivalents at beginning of the year	1,020,243	1,143,968
Cash and cash equivalents at end of the year	1,143,968	1,414,184

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used only to settle obligations of the VIE except for registered capital and PRC statutory reserves of the VIE. Since the VIE was incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the WFOE for any liabilities of the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance.

Certain financial information of prior years has been reclassified to conform with the current year's presentation to facilitate comparison.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in ASC 810, *Consolidations* on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor with disproportionately fewer voting rights.

All transactions and balances between the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. Accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to, useful lives of property, equipment and software and intangible assets, impairment assessments of long-lived assets and goodwill, fair value of assets acquired and liabilities assumed in a business acquisition and available-for-sale investments, valuation allowance for deferred tax assets, the provision for credit losses of financial assets and valuation of share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(d)   Functional currency and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The Company's functional currency is the United States dollars ("US$"). The respective functional currency of the Company's subsidiaries, consolidated VIE and VIE's subsidiaries is determined based on the criteria of ASC 830, *Foreign Currency Matters*.

Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange gain or loss resulting from those foreign currency transactions denominated in foreign currencies is recorded in foreign exchange gain/(loss) in the consolidated financial statements.

The financial statements of the Company and subsidiaries located outside the Chinese mainland are translated from their functional currency into RMB. Their assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated financial statements.

(e)   Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 – Unobservable inputs which are supported by little or no market activity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(e)   Fair value measurement *(Continued)*

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount and the measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(f)   Business acquisition

Business acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. The consideration transferred in an acquisition is measured as the aggregate of the fair value of the assets transferred, liabilities incurred and equity instruments issued as of the acquisition date. Transaction cost directly attributable to the acquisition is expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interest. The excess of total of consideration paid, fair value of any non-controlling interest and the acquisition-date fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of the acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

(g)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits and highly liquid investments that are readily convertible to known amounts of cash, which have original maturities of three months or less.

(h)   Time deposits

Time deposits are fixed deposits in financial institutions with original maturities greater than three months, which are measured at amortized cost. Time deposits with remaining maturities less than twelve months are classified as short-term time deposits, and others are classified as long-term time deposits.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(i) Investments

The Group's investments mainly include wealth management products, which are either principal-not-guaranteed or have variable interest rates. These investments are measured at fair value with fair value changes recorded in earnings.

The Group also holds debt securities and equity securities. Investments in debt securities are accounted for in accordance with ASC 320, *Investments – Debt Securities*, and are classified as trading, held-to-maturity or available-for-sale investments. Investments in debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading investments and measured at fair value with changes in fair value recorded in earnings. Investments in debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments and measured at amortized cost less allowance for credit losses. Investments in debt securities not classified as trading or as held-to-maturity securities are classified as available-for-sale investments, which are measured at fair value and subject to impairment testing. Their unrealized gains or losses are recognized in other comprehensive income/(loss) and realized gains or loss are recorded in earnings when realized.

Investments in equity securities with readily determinable fair value and over which the Group has no significant influence or control are measured at fair value with changes in fair value recorded in earnings. Investments in equity securities over which the Group has significant influence but does not have control are accounted for using the equity method of accounting. Under the equity method, the Group initially records its investments at cost and subsequently adjusts the carrying amount of its investments to recognize the Group's proportionate share of the equity investee's net income/(loss) into earnings. The share of income from equity method investments was insignificant for the years presented.

Investments with remaining maturities less than twelve months or expected to be realized in cash during the next twelve months are classified as short-term investments, and others are classified as long-term investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(j) Receivables

The Group's accounts and notes receivable and other receivables recorded in prepayments and other current assets are within the scope of ASC 326 *Credit Losses*. To estimate expected credit losses, the Group has identified the relevant risk characteristics of these items, including size, type of the services provided, historical credit loss experience and industry-specific factors. No material allowance was recognized as of December 31, 2023 and 2024.

An aging analysis of accounts and notes receivable as of December 31, 2023 and 2024, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31,	
	2023	2024
	(RMB in thousands)	
Within 3 months	13,505	32,477
Between 3 months and 6 months	1,526	4,890
Between 6 months and 1 year	1,244	2,050
More than 1 year	452	1,296
Total	16,727	40,713

(k) Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and impairment (if any). Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3-5 years
Leasehold improvement	Shorter of lease term or estimated useful life of the assets
Buildings	20 years
Motor vehicles	3-5 years
Furniture and fixtures	5 years
Software	5 years

The Group recognized the gain or loss on the disposal of property, equipment and software in other operating income/(expenses) in the consolidated statements of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(CONTINUED)*

    (l) **Intangible assets**

    Intangible assets purchased are initially recognized at cost, and intangible assets acquired in a business acquisition are initially recorded at fair value as of the acquisition date. Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives, which are determined based on the period of contractual rights or estimated period during which such assets can bring economic benefits to the Group. The estimated useful lives are as follows:

Category	Estimated useful lives
Customer relationships	5-10 years
Trademarks	3-10 years
Technology	10 years
Non-compete agreements	5-6 years
Database	3 years
Domains	10 years

    (m) **Impairment of long-lived assets other than goodwill**

    Long-lived assets, such as fixed assets and intangible assets with finite useful lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. The Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to the undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the years presented.

    (n) **Goodwill**

    Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired or assumed in a business acquisition. Goodwill is tested for impairment at least annually and more frequently when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory; otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the carrying amount of the reporting unit and its fair value will be recorded. No impairment of goodwill was recorded for the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o)   Revenues

The Group accounted for revenues under ASC 606, *Revenue from Contracts with Customers*. The Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenues when (or as) a performance obligation is satisfied.

According to ASC 606, revenues are recognized net of value-added tax when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred over time or at a point in time. Control of services is transferred over time if one of the following criteria is met: (i) customers simultaneously receive and consume the benefits provided by the Group's performance; (ii) the Group's performance creates or enhances an asset that customers control; or (iii) the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payments for performance completed to date. If control of services is transferred over time, revenues are recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenues are recognized at a point in time when customers obtain control of the services.

Online recruitment services to enterprise customers

The Group provides online recruitment services with different kinds of features to enterprise customers, including direct recruitment services such as job postings, and value-added tools such as bulk invite sending, which could be purchased as a part of a package or on a standalone basis.

Based on the pattern by which the Group provides services and how enterprise customers benefit from services, these services can be divided into two categories in terms of revenue recognition: (i) services over a particular subscription period, which provide enterprise customers certain rights during a particular subscription period; for example, paid job postings allow enterprise customers to present certain job positions, receive job seeker recommendations, browse the mini-resume of and chat with a certain number of job seekers in its platform during the subscription period; and (ii) services with definite and limited number of usages within an expiration period, such as bulk invite sending and advanced filter. Accordingly, the Group recognizes its revenues from online recruitment services either over time or at a point in time as following:

- For services over a particular subscription period, the Group has a stand-ready obligation to deliver the corresponding services on a when-and-if-available basis during the subscription period, and enterprise customers simultaneously and continuously receive and consume the benefits as the Group provides the services throughout the subscription period. Therefore, a time-based measure of progress best reflects the satisfaction of the performance obligations and the Group recognizes related revenues on a straight-line basis over the subscription period.

- For services with definite and limited number of usages within an expiration period, upon the delivery of the individual services, the Group satisfies its performance obligations and enterprise customers benefit from its performance obligations. Therefore, revenues are recognized at a point in time. If these services are unused within the expiration period, the Group recognizes related revenues when they expire.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(CONTINUED)*

(o) **Revenues** *(Continued)*

Other services

Other services mainly represent paid value-added tools offered to job seekers such as increased exposure of resume and candidate competitive analysis.

Arrangements with multiple performance obligations

Multiple performance obligations exist when enterprise customers purchase subscription packages, which include an array of services. For those services included in subscription packages, the selling prices are consistently made references to the standalone selling prices when sold separately. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price, considering bulk-sale price discounts offered to certain enterprise customers where applicable.

Deferred revenue

The Group records deferred revenue when the Group receives customers' payments in advance of transferring control of services to customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months.

Remaining performance obligations

Remaining performance obligations represent the amount of contracted future revenues not yet recognized as the amount relate to undelivered performance obligations. Substantially all of the Group's contracts with customers are within one year in duration. As such, the Group has elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

(p) **Cost of revenues**

Cost of revenues primarily consists of payment processing cost, payroll and other employee-related expenses, server and bandwidth service cost, server depreciation expenses, and other expenses directly attributable to the performance of the Group's online recruitment services.

(q) **Sales and marketing expenses**

Sales and marketing expenses primarily consist of payroll and other employee-related expenses, advertising expenses and rental expenses for the Group's sales and marketing functions. Advertising expenses primarily include online traffic acquisition cost and brand marketing cost. For the years ended December 31, 2023 and 2024, advertising expenses were RMB582.1 million and RMB530.4 million, respectively.

(r) **Research and development expenses**

Research and development expenses primarily consist of payroll and other employee-related expenses, server depreciation expenses and service fees, and rental expenses for research and development functions. All research and development costs are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(s) General and administrative expenses

General and administrative expenses primarily consist of payroll and other employee-related expenses for general corporate functions, professional service fees, rental expenses and other general corporate related expenses.

The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2023 and 2024 were RMB13.2 million and RMB12.4 million, respectively. The auditor's remuneration in relation to non-audit services provided for the years ended December 31, 2023 and 2024 were RMB0.4 million and RMB0.4 million, respectively.

(t) Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries, consolidated VIE and VIE's subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. There were no forfeited contributions that may be used by the Group as the employer to reduce the existing level of contributions for the years ended December 31, 2023 and 2024. Total amounts of such employee benefit expenses contributed by the Group, including accrued and unpaid amounts, were RMB449.8 million and RMB470.1 million for the years ended December 31, 2023 and 2024, respectively.

(u) Share-based compensation

The Group grants share options and RSUs to its management, employees and non-employees. These share-based awards are accounted for in accordance with ASC 718, *Compensation-Stock Compensation*, and measured at the grant-date fair value. Share-based awards with service conditions only are recognized as expenses using the straight-line method over the requisite service period. And forfeitures are accounted for when they occur.

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividend yield. The fair value of the RSUs is estimated based on the fair value of underlying ordinary shares of the Company on the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(v)   Operating leases

The Group accounts for operating leases in accordance with ASC 842, *Leases*. Right-of-use assets and operating lease liabilities are recognized for operating leases at lease commencement date, based on the present value of lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, the Group uses the incremental borrowing rate, based on the information available at lease commencement date, to determine the present value of lease payments. Lease expenses are recognized on a straight-line basis over the lease term. The Group has elected the practical expedient to account for lease and non-lease components as a single lease component.

For operating leases with a term of one year or less, the Group has elected not to recognize any right-of-use asset or lease liability on its consolidated balance sheets. Instead, lease payments are recognized as operating cost and expenses in the consolidated statements of comprehensive income on a straight-line basis over the lease term. Short-term lease expenses are immaterial to the consolidated financial statements.

(w)   Income tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for deferred income taxes under the liability method in accordance with ASC 740, *Income Tax*. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of deferred tax assets will not be realized.

The Group recognizes the benefit of a tax position if the tax position is more-likely-than-not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold is then measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group's estimates and any adjustments are recorded in the Group's consolidated financial statements in the period in which the audit is concluded. Additionally, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions and such changes are recognized in the period in which the changes occur. As of December 31, 2024, the Group did not have any significant unrecognized uncertain tax positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(x)   Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments and changes in unrealized gains/(losses) on available-for-sale investments as other comprehensive income/(loss) in the consolidated financial statements. The income tax effects related to the other comprehensive income were immaterial for the years presented.

(y)   Segment reporting

The Group has one operating and reportable segment mainly engaged in providing online recruitment services. The Group's chief operating decision maker ("CODM") is the Chief Executive Officer ("CEO"). The CODM assesses performance and determines resource allocation for the one operating segment based on the consolidated income from operations. The consolidated results regularly provided to the CODM include revenues, significant segment expenses and consolidated income from operations, which are consistent with those reported on the consolidated statements of comprehensive income. The CODM considers year-over-year fluctuations and budget-to-actual variances of these consolidated results when assessing performance and making operating decisions. The Group manages assets on a consolidated basis as reported on the consolidated balance sheets. Additionally, the Group's long-lived assets are substantially located in the PRC and substantially all of the Group's revenues are derived from entities within the PRC.

(z)   Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the vesting of RSUs and the exercise of share options using the treasury stock method.

The two-class method is used for computing net income per share. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, if applicable. Since the different classes of ordinary shares have identical rights except for voting and conversion rights and they share equally in dividends and residual net assets on a per share basis, the different classes of ordinary shares are presented as one class for the calculation of net income per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(aa) Recent accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures*, which expands disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. This standard is required to be applied retrospectively to all prior periods presented in the financial statements, and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Group adopted this standard for the fiscal year 2024. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*, which requires disclosure of disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. This standard is required to be applied prospectively, with the option to apply it retrospectively. It's effective for the Group for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group currently does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses*, which requires disaggregated disclosure of specific expense categories presented on the face of the income statement. The standard can be applied either prospectively to financial statements issued for reporting periods after the effective date of this standard or retrospectively to any or all prior periods presented in the financial statements. It's effective for the Group for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating this standard to determine the impact it may have on the consolidated financial statements.

3. CONCENTRATION AND RISKS

(a) Concentration of credit risk

Financial assets that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents, time deposits and investments in financial instruments placed in financial institutions. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. In the event of the bankruptcy of these financial institutions, the Group may not be able to claim those assets back in full. The Group believes these financial institutions are of high credit rating and quality. The Group regularly monitors the rating and financial strength of these financial institutions to avoid potential defaults.

(b) Foreign currency exchange rate risk

The RMB has fluctuated against the US$ at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 3% in 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.   BUSINESS ACQUISITION

On February 6, 2024, the Group completed the acquisition of approximately 77% of equity interest of W.D Technology Investment Group Limited ("W.D Technology"), which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it held majority of the investee's equity interest and was entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

The acquisition was accounted for as a business acquisition using the acquisition method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

	Amount (RMB in thousands)
Purchase consideration	374,306
Net assets acquired	208,412
Identifiable intangible assets acquired	
– Customer relationships	94,000
– Trademarks	91,000
– Technology	80,000
– Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	**374,306**

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill arising from the acquisition of W.D Technology was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

Pro forma results of operations for the acquisition of W.D Technology were not presented because the effect of this acquisition was not material to the Group's consolidated financial statements for the year ended December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.   INVESTMENTS

	As of December 31,	
	2023	2024
	(RMB in thousands)	
Short-term investments		
– Wealth management products	2,783,212	**4,640,283**
– Fixed rate notes	729,348	**1,997,243**
– Listed equity securities	1,325	**1,863**
Total short-term investments	3,513,885	**6,639,389**
Long-term investments		
– Fixed rate notes	1,969,405	**1,607,361**
– Wealth management products	354,135	**100,778**
– Unlisted equity securities	149,588	**206,391**
Total long-term investments	2,473,128	**1,914,530**

6.   PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,	
	2023	2024
	(RMB in thousands)	
Deposits	63,201	**73,218**
Prepaid income tax and value-added tax	46,277	**60,675**
Receivables related to the exercise of share-based awards*	79,182	**56,062**
Receivables from third-party online payment platforms	96,560	**49,814**
Prepaid advertising expenses and service fees	95,318	**44,799**
Interest receivable	12,863	**37,264**
Staff loans and advances	25,744	**14,429**
Others	23,552	**31,999**
Total	442,697	**368,260**

*   It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.   PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,	
	2023	2024
	(RMB in thousands)	
Electronic equipment	2,149,561	2,481,387
Leasehold improvement	136,541	181,705
Buildings	–	46,236
Motor vehicles	15,251	19,507
Furniture and fixtures	15,384	14,616
Software	7,010	7,424
Total cost	2,323,747	2,750,875
Less: accumulated depreciation	(530,259)	(1,017,089)
Total property, equipment and software, net	1,793,488	1,733,786

Depreciation expenses were RMB256.6 million and RMB468.4 million for the years ended December 31, 2023 and 2024, respectively.

8.   INTANGIBLE ASSETS, NET

	As of December 31,	
	2023	2024
	(RMB in thousands)	
Customer relationships	–	94,000
Trademarks	1,000	92,587
Technology	–	80,000
Non-compete agreements	8,400	21,400
Database	1,000	1,000
Domains	909	909
Total cost	11,309	289,896
Less: accumulated amortization	(3,216)	(37,307)
Total intangible assets, net	8,093	252,589

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

8. **INTANGIBLE ASSETS, NET *(CONTINUED)***

Majority of intangible assets were acquired in connection with business acquisitions. Amortization expenses of intangible assets were RMB2.2 million and RMB33.5 million for the years ended December 31, 2023 and 2024, respectively.

The estimated amortization expenses related to intangible assets for future periods are as follows:

	Amount
	(RMB in thousands)
For the year ended December 31,	
2025	36,187
2026	35,687
2027	35,615
2028	35,250
2029	22,467
Thereafter	87,383
Total	**252,589**

9. **ACCOUNTS PAYABLE**

	As of December 31,	
	2023	**2024**
	(RMB in thousands)	
Payables for purchase of property, equipment and software	561,317	**33,945**
Payables for server custody fees	32,703	**39,391**
Payables for advertising expenses	15,369	**16,458**
Others	19,827	**20,874**
Total	629,216	**110,668**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. **ACCOUNTS PAYABLE** *(CONTINUED)*

An aging analysis of accounts payable as of December 31, 2023 and 2024, based on recognition date, is as follows:

	As of December 31,	
	2023	**2024**
	(RMB in thousands)	
Within 3 months	569,550	**91,950**
Between 3 months and 6 months	48,236	**2,827**
Between 6 months and 1 year	5,294	**8,467**
More than 1 year	6,136	**7,424**
Total	629,216	**110,668**

10. **OTHER PAYABLES AND ACCRUED LIABILITIES**

	As of December 31,	
	2023	**2024**
	(RMB in thousands)	
Salary, welfare and bonus payable	457,974	**429,566**
Tax payable	116,657	**115,192**
Consideration payable for share repurchase	113,387	**93,475**
Advance from customers*	73,196	**90,161**
Deposits	–	**51,402**
Others	17,832	**35,971**
Total	779,046	**815,767**

* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. **SHAREHOLDERS' EQUITY**

    Share Repurchase Program

    In March 2023, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of American depositary shares ("ADSs")) over the following 12 months. In March 2024, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs) over the following 12 months. In August 2024, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs) over the following 12 months.

    The Company repurchased 3,530,912 and 32,473,978 Class A ordinary shares on the open market for approximately US$26.0 million (RMB184.7 million) and US$228.8 million (RMB1,633.0 million) during the years ended December 31, 2023 and 2024, respectively. The repurchased ordinary shares were accounted for using the cost method and recorded as treasury shares as a component of the shareholders' equity.

    Dividend

    On November 14, 2023, the board of directors of the Company approved a special cash dividend of US$0.09 per ordinary share or US$0.18 per ADS. The aggregate amount of the special dividend was approximately US$79.2 million, which was fully paid in December 2023. Dividends are recognized when declared.

    No dividend was declared during the year ended December 31, 2024.

12. **REVENUES**

    The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Online recruitment services to enterprise customers	5,889,101	7,270,026
– Key accounts	1,261,718	1,771,638
– Mid-sized accounts	2,130,881	2,543,363
– Small-sized accounts	2,496,502	2,955,025
Others	62,927	85,651
Total	5,952,028	7,355,677

    For revenues from online recruitment services to enterprise customers, RMB4,340.4 million and RMB5,575.2 million were recognized over time for the years ended December 31, 2023 and 2024, respectively; RMB1,548.7 million and RMB1,694.8 million were recognized at a point in time for the years ended December 31, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. **OPERATING LEASE**

The Group's operating leases are primarily for offices. The components of lease expenses are as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Operating lease expenses	182,591	200,017
Short-term lease expenses	4,424	8,299
Total	187,015	208,316

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,	
	2023	2024
	(RMB in thousands)	
Right-of-use assets, net	282,612	302,856
Operating lease liabilities, current	155,014	180,782
Operating lease liabilities, non-current	125,079	121,345
Total operating lease liabilities	280,093	302,127

	As of December 31,	
	2023	2024
Weighted average remaining lease term (in years)	2.05	2.15
Weighted average discount rate	4.77%	4.78%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. OPERATING LEASE *(CONTINUED)*

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,	
	2023	**2024**
	(RMB in thousands)	
Cash paid for amounts included in the measurement of operating lease liabilities	184,101	**188,137**

Maturities of operating lease liabilities are as follows:

	Amount
	(RMB in thousands)
For the year ended December 31,	
2025	**186,825**
2026	**82,346**
2027	**28,622**
2028	**14,294**
2029	**6,353**
Thereafter	**337**
Total undiscounted lease payments	**318,777**
Less: imputed interest	**(16,650)**
Total operating lease liabilities	**302,127**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. **INCOME TAX**

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented.

According to relevant laws and regulations promulgated by the State Taxation Administration ("STA") of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses ("Super R&D Deduction") when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

Components of income before income tax are as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Income from Chinese mainland operations	809,506	1,616,998
Income from non-Chinese mainland operations	412,283	215,662
Total	1,221,789	1,832,660

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

14. **INCOME TAX** *(CONTINUED)*

Components of income tax expenses are as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Current income tax expenses	108,488	257,096
Deferred income tax expenses	14,083	8,538
Total	122,571	265,634

The following table sets forth a reconciliation between the PRC statutory income tax rate of 25% and the Group's effective tax rate:

	For the year ended December 31,	
	2023	2024
PRC statutory income tax rate	25.00%	25.00%
Effect of tax-exempt entities and tax rates in different jurisdictions	(5.72)%	(1.74)%
Effect of PRC preferential tax rates	(7.72)%	(8.67)%
Effect of permanent difference	0.36%	1.77%
Changes in valuation allowance	(2.40)%	(3.33)%
Others	0.51%	1.46%
Effective tax rate	10.03%	14.49%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.　INCOME TAX *(CONTINUED)*

The following table sets forth the significant components of deferred tax assets and liabilities:

	As of December 31,	
	2023	**2024**
	(RMB in thousands)	
Deferred tax assets		
Deductible advertising expenses	225,344	**144,192**
Net operating loss carry-forwards	99,606	**137,310**
Others	77	**194**
Total deferred tax assets	325,027	**281,696**
Less: valuation allowance	(325,027)	**(281,696)**
Deferred tax assets, net of valuation allowance	–	**–**
Deferred tax liabilities		
Accelerated tax depreciation	(19,122)	**(25,688)**
Unrealized gains from investments	(7,740)	**(7,613)**
Identifiable intangible assets arising from business acquisition	(1,563)	**(1,150)**
Total deferred tax liabilities	(28,425)	**(34,451)**
Deferred tax liabilities, net of deferred tax assets	(28,425)	**(34,451)**

As of December 31, 2024, the Group had accumulated tax losses of approximately RMB629.3 million, mainly derived from certain entities incorporated in the Chinese mainland and Hong Kong. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period is extended to 10 years for entities qualified as HNTEs. The tax losses in Hong Kong can be carried forward with no expiration date.

Valuation allowance is recognized against deferred tax assets based on a more-likely-than-not threshold. In making such determination, the Group evaluates a variety of factors including future reversals of existing taxable temporary differences and future profitability. A full valuation allowance was recognized against deferred tax assets that arose from deductible advertising expenses as there was no positive evidence to conclude that the benefit of such deferred tax assets would be more-likely-than-not to be realized in the foreseeable future. And deferred tax assets arising from net operating loss carry-forwards were also provided for full valuation allowance because the consolidated entities that have net operating loss carry-forwards were expected to continue to be loss-making in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAX *(CONTINUED)*

Movements of valuation allowance are as follows:

	For the year ended December 31,	
	2023	**2024**
	(RMB in thousands)	
Balance at beginning of the year	354,306	**325,027**
Change of valuation allowance	(29,279)	**(43,331)**
Balance at end of the year	325,027	**281,696**

15. SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. Share-based awards granted under the 2020 Share Incentive Plan contain service conditions, which are mainly subject to one of the following vesting schedules: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022.

In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. The maximum number of Class A ordinary shares that may be issued under the Post-IPO Share Scheme is 86,380,904.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.   SHARE-BASED COMPENSATION *(CONTINUED)*

(a)   **Share options**

The following table summarizes activities of share options for the years ended December 31, 2023 and 2024:

	Number of share options	Weighted average exercise price US$	Weighted average remaining contractual life In years	Aggregate intrinsic value US$ in thousands	Weighted average grant-date fair value US$
Outstanding as of January 1, 2023	68,361,198	2.90	7.23	498,336	2.99
Exercised	(11,810,406)	2.16			
Forfeited	(718,812)	4.09			
Outstanding as of December 31, 2023	55,831,980	3.04	6.34	294,189	3.15
Granted*	120,000	6.03			
Exercised	(10,247,906)	2.57			
Forfeited	(1,025,846)	4.83			
Outstanding as of December 31, 2024	**44,678,228**	**3.11**	**5.44**	**169,354**	**3.25**
Vested and expected to vest as of December 31, 2024	**44,678,228**	**3.11**	**5.44**	**169,354**	**3.25**
Exercisable as of December 31, 2024	**38,248,408**	**2.91**	**5.28**	**152,763**	**2.81**

*   The weighted average grant-date fair value of share options granted in 2024 was US$0.10.

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the estimated fair value of the underlying ordinary share at each reporting date.

As of December 31, 2024, there were US$12.1 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 0.37 years and may be adjusted for future forfeitures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION *(CONTINUED)*

(b) RSUs

The following table summarizes activities of RSUs for the years ended December 31, 2023 and 2024:

	Number of RSUs	Weighted average grant-date fair value US$
Outstanding as of January 1, 2023	20,812,946	11.23
Granted	26,216,836	
Vested	(6,109,908)	
Forfeited	(1,461,262)	
Outstanding as of December 31, 2023	39,458,612	9.58
Granted	6,065,856	
Vested	(11,721,356)	
Forfeited	(2,265,298)	
Outstanding as of December 31, 2024	**31,537,814**	**9.20**

As of December 31, 2024, there were US$241.7 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 2.35 years and may be adjusted for future forfeitures.

(c) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Cost of revenues	46,395	43,332
Sales and marketing expenses	262,431	280,668
Research and development expenses	418,769	421,411
General and administrative expenses	329,372	398,274
Total	1,056,967	1,143,685

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.   NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2023 and 2024 is as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands, except share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	1,099,227	**1,584,664**
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	870,304,878	**881,882,225**
Dilutive effect of share-based awards	32,431,117	**27,346,532**
Weighted average number of ordinary shares used in computing diluted net income per share	902,735,995	**909,228,757**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED		
– Basic	1.26	**1.80**
– Diluted	1.22	**1.74**

17.   RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following material transactions with the Company's major shareholder, Tencent Holdings Limited and its affiliates ("Tencent Group"):

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Cloud services from Tencent Group	22,375	**11,945**
Online payment clearing services and other services from Tencent Group	6,258	**9,101**
Total	28,633	**21,046**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS AND BALANCES *(CONTINUED)*

Details of major amounts due from related parties are as follows:

	As of December 31,	
	2023	**2024**
	(RMB in thousands)	
Receivables from the online payment platform of Tencent Group	2,569	**6,719**
Prepaid service fee to Tencent Group	1,397	**539**
Total	3,966	**7,258**

18. FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis

Information about inputs into the fair value measurement of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description	Fair value	Fair value measurement at reporting date using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		(RMB in thousands)		
As of December 31, 2023				
Short-term investments				
– Wealth management products	2,783,212	–	2,783,212	–
– Listed equity securities	1,325	1,325	–	–
Long-term investments				
– Wealth management products	354,135	–	354,135	–
– Unlisted equity securities	149,588	–	–	149,588
As of December 31, 2024				
Short-term investments				
– Wealth management products	**4,640,283**	**–**	**4,640,283**	**–**
– Listed equity securities	**1,863**	**1,863**	**–**	**–**
Long-term investments				
– Wealth management products	**100,778**	**–**	**100,778**	**–**
– Unlisted equity securities	**151,714**	**–**	**–**	**151,714**

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

18. **FAIR VALUE MEASUREMENT** *(CONTINUED)*

Assets measured at fair value on a recurring basis *(Continued)*

Wealth management products. The fair value of wealth management products is estimated based on the quoted prices of similar financial products provided by financial institutions, which is classified as Level 2 in the fair value hierarchy.

Listed equity securities. The Group measures investments in listed equity securities at quoted prices in active markets, and this market approach is classified as Level 1 in the fair value hierarchy.

Unlisted equity securities. For investments in unlisted equity securities that are classified as available-for-sale investments, the fair value is estimated using a market approach through a backsolve method benchmarking recent comparable financing transactions. This valuation method applies unobservable inputs and assumptions including the investee's recent financing pricing and liquidity factors, which is classified as Level 3 in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis

The Group measures certain assets, including property, equipment and software and intangible assets, at fair value when they are deemed to be impaired. No impairment was recognized for the years presented.

Assets and liabilities not measured at fair value but fair value disclosure is required

Time deposits. The fair value of time deposits is estimated based on the prevailing interest rates in the market, which is classified as Level 2 in the fair value hierarchy. The fair value of time deposits approximates their carrying value.

Held-to-maturity debt securities. The fair value of held-to-maturity debt securities is estimated based on the prevailing interest rates in the market, which is classified as Level 2 in the fair value hierarchy. The fair value of held-to-maturity debt securities approximates their carrying value.

Receivables and payables. The fair value of accounts and notes receivable, amounts due from related parties, other receivables, accounts payable, other payables and accrued liabilities approximates their carrying value due to their short-term maturity.

19. **COMMITMENTS AND CONTINGENCIES**

Commitments

The Group engages third parties for promoting its brand image through various advertising channels. The advertising commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB39.6 million as of December 31, 2024.

Contingencies

The Group and certain of its officers and directors were named as defendants in a putative securities class action in July 2021. In September 2022, the parties reached a tentative agreement in principle to settle the case. And the settlement amount was paid in December 2022. In April 2023, the court granted final approval of the settlement and terminated the case. No related contingent liabilities were recognized as of December 31, 2023.

As of December 31, 2024, the Group did not have any material litigations and no material liabilities were recorded in this regard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries and consolidated VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, a foreign invested enterprise is required to make appropriations from after-tax profits as determined in accordance with the PRC accounting standards to reserve funds, including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits as determined in accordance with the PRC accounting standards until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

In addition, in accordance with the PRC Company Law, a domestic enterprise is required to make appropriations from after-tax profits as determined in accordance with the PRC accounting standards to reserve funds, including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits until such fund has reached 50% of its registered capital. Appropriation to the discretionary surplus fund is made at the discretion of the respective company. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Accordingly, under these PRC laws and regulations, the Company's subsidiaries and the VIE incorporated in PRC are restricted in transferring a portion of their net assets to the Company in the form of dividends. Amounts of these restricted net assets, including paid-in capital and statutory reserve funds, totaled approximately RMB767.9 million, or 5.1% of the Group's total consolidated net assets as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FINANCIAL POSITION OF THE COMPANY

	As of December 31,	
	2023	2024
	(RMB in thousands)	
ASSETS		
Cash and cash equivalents	760,071	93,851
Short-term time deposits	710,330	738,831
Short-term investments	731,805	1,999,870
Amounts due from subsidiaries, VIE and VIE's subsidiaries	6,952,437	5,962,934
Prepayments and other current assets	18,528	45,682
Long-term investments	2,323,540	1,607,361
Investment in subsidiaries, VIE and VIE's subsidiaries	2,179,517	4,679,986
Total assets	13,676,228	15,128,515
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Other payables and accrued liabilities	115,280	97,012
Amounts due to subsidiaries, VIE and VIE's subsidiaries	131,746	164,132
Total liabilities	247,026	261,144
Shareholders' equity		
Ordinary shares	564	571
Treasury shares	(479,730)	(1,519,708)
Additional paid-in capital	15,496,811	16,234,535
Statutory reserves	5,000	15,051
Accumulated other comprehensive income	898,810	1,054,562
Accumulated deficit	(2,492,253)	(917,640)
Total shareholders' equity	13,429,202	14,867,371
Total liabilities and shareholders' equity	13,676,228	15,128,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FINANCIAL POSITION OF THE COMPANY *(CONTINUED)*

A summary of changes in the shareholders' equity of the Company is as follows:

	Ordinary shares							
	Number of shares outstanding	Amount	Treasury shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity
	(RMB in thousands, except share data)							
Balance as of January 1, 2023	865,413,376	564	(918,894)	15,450,389	–	695,184	(3,586,480)	11,640,763
Net income	–	–	–	–	–	–	1,099,227	1,099,227
Foreign currency translation adjustments	–	–	–	–	–	186,976	–	186,976
Unrealized gains on available-for-sale investments	–	–	–	–	–	16,650	–	16,650
Share-based compensation	–	–	–	1,056,967	–	–	–	1,056,967
Exercise of share options and vesting of RSUs	17,920,314	–	623,862	(442,294)	–	–	–	181,568
Repurchase of ordinary shares	(3,530,912)	–	(184,698)	–	–	–	–	(184,698)
Cash dividends declared	–	–	–	(568,251)	–	–	–	(568,251)
Appropriation to statutory reserves	–	–	–	–	5,000	–	(5,000)	–
Balance as of December 31, 2023	879,802,778	564	(479,730)	15,496,811	5,000	898,810	(2,492,253)	13,429,202
Net income	–	–	–	–	–	–	1,584,664	1,584,664
Foreign currency translation adjustments	–	–	–	–	–	154,051	–	154,051
Unrealized gains on available-for-sale investments	–	–	–	–	–	1,701	–	1,701
Share-based compensation	–	–	–	1,143,685	–	–	–	1,143,685
Exercise of share options and vesting of RSUs	21,969,262	–	593,016	(405,961)	–	–	–	187,055
Repurchase of ordinary shares	(32,473,978)	–	(1,632,987)	–	–	–	–	(1,632,987)
Issuance of ordinary shares as treasury shares	–	7	(7)	–	–	–	–	–
Appropriation to statutory reserves	–	–	–	–	10,051	–	(10,051)	–
Balance as of December 31, 2024	**869,298,062**	**571**	**(1,519,708)**	**16,234,535**	**15,051**	**1,054,562**	**(917,640)**	**14,867,371**

The above financial position of the Company was prepared in accordance with U.S. GAAP. The Company's investments in subsidiaries, VIE and VIEs' subsidiaries are recognized using the equity method as prescribed in ASC 323, *Investments-Equity Method and Joint Ventures.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. DIRECTORS' REMUNERATION

Total remuneration of directors for the years ended December 31, 2023 and 2024 is as follows:

	For the year ended December 31,	
	2023	**2024**
	(RMB in thousands)	
Fees	1,242	**1,709**
Salaries, allowances and benefits in kind	17,514	**19,918**
Performance related bonuses	8,506	**3,780**
Share-based compensation expenses	83,417	**77,119**
Pension scheme contributions	218	**283**
Total	110,897	**102,809**

The remuneration of each director for the years ended December 31, 2023 and 2024 is set out below:

		For the year ended December 31, 2023				
	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses	Pension scheme contributions	Total remuneration
			(RMB in thousands)			
Peng Zhao[1]	–	5,035	–	–	51	5,086
Yu Zhang[2]	–	3,921	982	24,970	16	29,889
Xu Chen[2]	–	3,681	3,109	30,967	44	37,801
Tao Zhang[2]	–	3,356	3,940	12,753	44	20,093
Xiehua Wang[2]	–	1,521	475	14,146	63	16,205
Charles Zhaoxuan Yang[3]	448	–	–	257	–	705
Yonggang Sun[4]	564	–	–	280	–	844
Shangyu Gao[5]	115	–	–	22	–	137
Yan Li[6]	115	–	–	22	–	137
Total	1,242	17,514	8,506	83,417	218	110,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. DIRECTORS' REMUNERATION *(CONTINUED)*

			For the year ended December 31, 2024			
	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses	Pension scheme contributions	Total remuneration
			(RMB in thousands)			
Peng Zhao[1]	–	6,908	2	–	76	6,986
Yu Zhang[2]	–	3,970	992	18,065	18	23,045
Xu Chen[2]	–	3,914	1,109	31,318	57	36,398
Tao Zhang[2]	–	3,603	1,202	12,542	66	17,413
Xiehua Wang[2]	–	1,523	475	13,954	66	16,018
Yonggang Sun[4]	569	–	–	232	–	801
Shangyu Gao[5]	221	–	–	217	–	438
Yan Li[6]	570	–	–	458	–	1,028
Mengyuan Dong[7]	349	–	–	333	–	682
Total	**1,709**	**19,918**	**3,780**	**77,119**	**283**	**102,809**

(1) Peng Zhao is the Founder of the Company and has been the Chairman of the board of directors and CEO since the Company's inception.

(2) Yu Zhang, Xu Chen and Tao Zhang have served as directors of the Company since May 2021. Xiehua Wang has served as a director of the Company since April 2022.

(3) Charles Zhaoxuan Yang had served as an independent director since June 2021 and resigned in October 2023.

(4) Yonggang Sun has served as an independent director since June 2021.

(5) Shangyu Gao had served as an independent director since October 2023 and resigned in May 2024.

(6) Yan Li has served as an independent director since October 2023.

(7) Mengyuan Dong has served as an independent director since May 2024.

(8) The remuneration for directors appointed in 2023 and 2024 only included remuneration payable to them since their appointments as directors. Save as disclosed above, no remuneration was paid by the Company to other directors for the years ended December 31, 2023 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.   **FIVE HIGHEST-PAID INDIVIDUALS**

The five highest-paid individuals for the years ended December 31, 2023 and 2024, included the following number of directors and non-directors:

	For the year ended December 31,	
	2023	2024
Directors	2	1
Non-directors	3	4
Total	5	5

Details of the remuneration for the years ended December 31, 2023 and 2024 of the five highest-paid individuals who are non-directors (the "Non-director Individuals") are as follows:

	For the year ended December 31,	
	2023	2024
	(RMB in thousands)	
Salaries, allowances and benefits in kind	7,892	10,440
Performance related bonuses	7,837	11,877
Share-based compensation expenses	78,623	120,130
Pension scheme contributions	141	189
Total	94,493	142,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. **FIVE HIGHEST-PAID INDIVIDUALS** *(CONTINUED)*

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the year ended December 31,	
	2023	2024
HK$29,500,001 to HK$30,000,000	–	1
HK$30,000,001 to HK$30,500,000	1	–
HK$31,000,001 to HK$31,500,000	1	–
HK$37,500,001 to HK$38,000,000	–	1
HK$42,500,001 to HK$43,000,000	–	1
HK$43,000,001 to HK$43,500,000	1	–
HK$45,500,001 to HK$46,000,000	–	1
Total	3	4

No remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office during the years ended December 31, 2023 and 2024. No remuneration was waived by any directors or Non-director Individuals during the years ended December 31, 2023 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

	As of December 31, 2023						
		IFRS adjustments					
Consolidated balance sheets (extract)	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Operating leases Note (ii)	Long-term investments Note (iii)	Preferred shares Note (iv)	Listing expenses Note (v)	Amounts as reported under IFRS
	(RMB in thousands)						
Right-of-use assets, net	282,612	–	(9,953)	–	–	–	272,659
Total assets	17,940,048	–	(9,953)	–	–	–	17,930,095
Additional paid-in capital	15,496,811	681,509	–	–	28,098,509	22,592	44,299,421
Accumulated other comprehensive income	898,810	–	–	(16,650)	1,246,796	–	2,128,956
Accumulated deficit	(2,492,253)	(681,509)	(9,953)	16,650	(29,345,305)	(22,592)	(32,534,962)
Total shareholders' equity	13,429,193	–	(9,953)	–	–	–	13,419,240

	As of December 31, 2024						
		IFRS adjustments					
Consolidated balance sheets (extract)	**Amounts as reported under U.S. GAAP**	**Share-based compensation Note (i)**	**Operating leases Note (ii)**	**Long-term investments Note (iii)**	**Preferred shares Note (iv)**	**Listing expenses Note (v)**	**Amounts as reported under IFRS**
	(RMB in thousands)						
Right-of-use assets, net	**302,856**	**–**	**(8,766)**	**–**	**–**	**–**	**294,090**
Total assets	**19,310,672**	**–**	**(8,766)**	**–**	**–**	**–**	**19,301,906**
Additional paid-in capital	**16,234,535**	**501,918**	**–**	**–**	**28,098,509**	**22,592**	**44,857,554**
Accumulated other comprehensive income	**1,054,562**	**–**	**–**	**(18,351)**	**1,246,796**	**–**	**2,283,007**
Accumulated deficit	**(917,640)**	**(501,918)**	**(8,766)**	**18,351**	**(29,345,305)**	**(22,592)**	**(30,777,870)**
Total shareholders' equity	**14,962,820**	**–**	**(8,766)**	**–**	**–**	**–**	**14,954,054**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Consolidated statements of comprehensive income (extract)	For the year ended December 31, 2023				
	Amounts as reported under U.S. GAAP	IFRS adjustments			Amounts as reported under IFRS
		Share-based compensation Note (i)	Operating leases Note (ii)	Long-term investments Note (iii)	
		(RMB in thousands)			
Cost of revenues	(1,059,861)	3,057	1,960	–	(1,054,844)
Sales and marketing expenses	(1,991,226)	(68,548)	5,653	–	(2,054,121)
Research and development expenses	(1,543,568)	(76,863)	2,911	–	(1,617,520)
General and administrative expenses	(811,787)	(51,218)	1,048	–	(861,957)
Interest and investment income, net	606,757	–	(13,454)	19,588	612,891
Income tax expenses	(122,571)	–	–	(2,938)	(125,509)
Net income	1,099,218	(193,572)	(1,882)	16,650	920,414
Other comprehensive income					
Unrealized gains on available-for-sale investments	16,650	–	–	(16,650)	–

Consolidated statements of comprehensive income (extract)	**For the year ended December 31, 2024**				
	Amounts as reported under U.S. GAAP	**IFRS adjustments**			**Amounts as reported under IFRS**
		Share-based compensation Note (i)	**Operating leases Note (ii)**	**Long-term investments Note (iii)**	
		(RMB in thousands)			
Cost of revenues	**(1,239,712)**	**18,622**	**1,882**	**–**	**(1,219,208)**
Sales and marketing expenses	**(2,073,052)**	**29,390**	**5,464**	**–**	**(2,038,198)**
Research and development expenses	**(1,815,809)**	**72,562**	**2,653**	**–**	**(1,740,594)**
General and administrative expenses	**(1,093,949)**	**59,017**	**1,486**	**–**	**(1,033,446)**
Other operating income, net	**39,791**	**–**	**4,473**	**–**	**44,264**
Interest and investment income, net	**625,282**	**–**	**(14,771)**	**2,126**	**612,637**
Income tax expenses	**(265,634)**	**–**	**–**	**(425)**	**(266,059)**
Net income	**1,567,026**	**179,591**	**1,187**	**1,701**	**1,749,505**
Other comprehensive income					
Unrealized gains on available-for-sale investments	**1,701**	**–**	**–**	**(1,701)**	**–**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Notes:

(i)   Share-based compensation

For share options and RSUs granted with service conditions, the share-based compensation expenses were recognized over the requisite service period using straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, forfeitures must be estimated and share-based compensation expenses should be recognized net of estimated forfeitures.

Accordingly, the reconciliation includes an increase of RMB193.6 million in operating cost and expenses for the year ended December 31, 2023 and a decrease of RMB179.6 million in operating cost and expenses for the year ended December 31, 2024.

(ii)   Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and interest expenses related to lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over the respective lease terms.

Under IFRS, the amortization of right-of-use assets was recognized on a straight-line basis while interest expenses related to lease liabilities were recorded on the basis that lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of right-of use assets and interest expenses related to lease liabilities were presented in separate line items of the consolidated statements of comprehensive income.

Accordingly, the reconciliation includes a decrease of RMB1.9 million in net income for the year ended December 31, 2023 and an increase of RMB1.2 million in net income for the year ended December 31,2024.

(iii)   Long-term investments

In 2023, the Group made investments in preferred shares in a private company, which contain certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders.

Under U.S. GAAP, the above investments are classified as available-for-sale debt securities, which are measured at fair value at each balance sheet date with the unrealized gains and losses, net of tax, recorded in other comprehensive income/(loss).

Under IFRS, since those investments could not meet the definition of the equity instrument from the perspective of the investee, and the contractual cashflow of these financial assets does not represent solely payments of principal and interest, they should be classified as financial assets measured at fair value through profit or loss with changes in fair value are recognized in profit or loss.

Accordingly, the reconciliation includes a reclassification of RMB16.7 million and RMB1.7 million from other comprehensive income to investment income and income tax expenses for the year ended December 31, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

   (iv) **Preferred shares**

   Prior to the Company's initial public offering in the United States of America ("US IPO") in June 2021, the Company had preferred shares, which were converted into ordinary shares upon the completion of the US IPO. Under U.S. GAAP, the Company classified preferred shares as mezzanine equity because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The preferred shares were recorded initially at fair value, net of issuance cost. The accretion to the respective redemption value of the preferred shares were recognized over the period starting from issuance date to the earliest redemption date.

   Under IFRS, the preferred shares that were contingently redeemable at the holders' option were designated as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amount of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was presented in other comprehensive income/(loss) and the remaining amount of changes in the fair value was presented in profit or loss.

   The historical cumulative effect of the above difference on the classification and measurement of preferred shares between U.S. GAAP and IFRS was carried forward to balance sheets of subsequent periods.

   (v) **Listing expenses**

   Under U.S. GAAP, specific incremental issuance cost directly attributable to the offering of equity securities may be deferred and capitalized against the gross proceeds of the offering and presented in the shareholders' equity as a deduction from the proceeds.

   Under IFRS, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those expenses considered directly attributable to the listing of existing shares on a stock exchange were not qualified for capitalization and expensed as incurred instead.

   In relation to the listing expenses incurred for the US IPO, additional RMB22.6 million were expensed in 2021 under IFRS and the effect of such IFRS adjustment on additional paid-in capital and accumulated deficit was carried forward to balance sheets of subsequent periods.

FIVE-YEAR FINANCIAL SUMMARY

Consolidated Results of Operations

	For the year ended December 31,				
	2020	2021	2022	2023	**2024**
			(RMB in thousands)		
Total revenues	1,944,359	4,259,128	4,511,062	5,952,028	**7,355,677**
Total operating cost and expenses	(2,898,113)	(5,310,425)	(4,658,176)	(5,406,442)	**(6,222,522)**
(Loss)/Income from operations	(944,905)	(1,036,320)	(129,519)	580,971	**1,172,946**
(Loss)/Income before income tax expenses	(941,895)	(1,011,547)	116,996	1,221,789	**1,832,660**
Net (loss)/income	(941,895)	(1,071,074)	107,245	1,099,218	**1,567,026**

Consolidated Balance Sheets

	As of December 31,				
	2020	2021	2022	2023	**2024**
			(RMB in thousands)		
Current assets	4,747,312	12,958,954	13,826,262	13,373,037	**15,100,383**
Non-current assets	335,967	682,669	1,000,605	4,567,011	**4,210,289**
Total assets	5,083,279	13,641,623	14,826,867	17,940,048	**19,310,672**
Current liabilities	1,720,023	2,784,202	3,031,109	4,357,351	**4,192,056**
Non-current liabilities	76,373	183,365	154,995	153,504	**155,796**
Total liabilities	1,796,396	2,967,567	3,186,104	4,510,855	**4,347,852**
Total mezzanine equity	5,587,000	–	–	–	**–**
Total shareholders' (deficit)/equity	(2,300,117)	10,674,056	11,640,763	13,429,193	**14,962,820**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	5,083,279	13,641,623	14,826,867	17,940,048	**19,310,672**

DEFINITIONS

"2020 Share Incentive Plan"	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time
"ADS(s)"	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian
"AGM"	annual general meeting
"AI"	artificial intelligence
"Articles" or "Articles of Association"	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Auditor"	PricewaterhouseCoopers, the external auditor of the Company
"Beijing Highland Wolf"	Beijing Highland Wolf Technology Co., Ltd., (北京漢藍沃夫技術有限公司), our WFOE from January 2024 to the date of this annual report, a limited liability company established under the laws of the PRC on December 6, 2023
"Beijing Huapin Borui"	Beijing Huapin Borui Network Technology Co., Ltd. (北京華品博睿網絡技術有限公司), a limited liability company established under the laws of the PRC on December 25, 2013
"Board"	the board of Directors
"business day"	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong are generally open for normal banking business
"China" or "PRC"	the People's Republic of China and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company's general meetings

DEFINITIONS

"Class B Ordinary Share(s)"	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Code"	the Management Trading of Securities Policy
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014
"Compensation Committee"	the compensation committee of the Board
"Compliance Advisor"	Guotai Junan Capital Limited, being the compliance advisor of the Company
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities of which we are the primary beneficiary through the Contractual Arrangements, namely the VIE and its subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among the WFOE, the VIE and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao and the intermediary company through which Mr. Zhao has an interest in the Company, namely, Techwolf Limited
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code set out in Appendix C1 to the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"CRM system"	customer relationship management system
"Custodian"	Citibank, N.A. – Hong Kong, appointed by the Depositary to hold Class A Ordinary Shares deposited under the Deposit Agreement

DEFINITIONS

"DAU"	daily active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once
"Deposit Agreement"	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs, as amended and supplemented from time to time
"Depositary"	Citibank, N.A., the depositary of the Company's ADS program
"Director(s)"	the director(s) of our Company
"ESG"	environmental, social and governance
"ESG Report"	the environmental, social and governance report of the Company
"Equity Pledge Agreement"	an equity pledge agreement entered into by Beijing Highland Wolf, the Registered Shareholders and Beijing Huapin Borui on January 1, 2024
"Exclusive Purchase Option Agreement"	an exclusive purchase option agreement entered into by Beijing Highland Wolf, the Registered Shareholders and Beijing Huapin Borui on January 1, 2024
"Exclusive Technology and Service Co-operation Agreement"	an exclusive technology and service co-operation agreement entered into by Beijing Highland Wolf, the Registered Shareholders and Beijing Huapin Borui on January 1, 2024
"GAAP"	generally accepted accounting principles
"governmental authority"	any governmental, regulatory, or administrative commission, board, body, authority, or agency, or any stock exchange, self-regulatory organisation, or other non-governmental regulatory authority, or any court, judicial body, tribunal, or arbitrator, in each case whether national, central, federal, provincial, state, regional, municipal, local, domestic, foreign, or supranational
"Group", "our Group", "the Group", "we", "us" or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"HFCAA"	Holding Foreign Companies Accountable Act
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong dollars", "HK dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong

DEFINITIONS

"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"key accounts"	Paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period
"Latest Practicable Date"	March 31, 2025
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022
"Listing Date"	December 22, 2022, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 16, 2022
"Listing Rule(s)"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"MAU"	monthly active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once
"Memorandum" or "Memorandum of Association"	the fifteenth amended and restated memorandum of association of the Company conditionally adopted by special resolutions of the shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Zhao" or "Founder"	Mr. Peng Zhao, being the founder, chairman, and chief executive officer of the Company
"Nasdaq"	the Nasdaq Global Select Market

DEFINITIONS

"Nomination Committee"	the nomination committee of the Board
"PCAOB"	the Public Company Accounting Oversight Board
"Post-IPO Share Scheme"	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Powers of Attorney"	the proxy agreement entered into by Beijing Huapin Borui, the Registered Shareholders and Beijing Highland Wolf
"Registered Shareholders"	the registered shareholders of the VIE, with respect to Beijing Huapin Borui, Mr. Zhao and Ms. Xu Yue
"Reporting Period"	for the year ended December 31, 2024
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme
"Shareholder(s)"	holder(s) of our Share(s)
"State Council"	State Council of the PRC (中華人民共和國國務院)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

"treasury shares"	has the meaning ascribed to it under the Listing Rules
"United States", "US" or "U.S."	United States of America, its territories, under its possessions and all areas subject to its jurisdiction
"US$", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIE"	Beijing Huapin Borui
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Beijing Highland Wolf
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the holder of the Class B Ordinary Shares, entitling to weighted voting rights, details of which are set out in the section headed "Share Capital"
"WVR Structure"	has the meaning ascribed to it under the Listing Rules
"%"	per cent